Form 20-F
CC Jewelry Co., Ltd.
filed 2010-09-16
CIK 1485537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: September 10, 2010

Commission file number: 000-53940

CC Jewelry Co., Ltd.
(formerly Super Champ Group Limited)
(Exact name of Registrant as Specified in its Charter)

British Virgin Islands
(Jurisdiction of Incorporation or Organization)

186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China
(Address of Principal Executive Offices)

Xiaolin Mao
Tel: +0351-5602855 Fax: +0351-7323989
186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value $0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 10, 2010 was: 12,000,000 ordinary shares par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐     Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting
Standards Board ☐ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

CC JEWELRY CO., LTD.
(formerly Super Champ Group Limited)
FORM 20-F SHELL COMPANY REPORT

CERTAIN INFORMATION

In this shell company report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “CC Jewelry” refer to CC Jewelry Co., Ltd., formerly known as Super Champ Group Limited, or Super Champ, a company organized in the British Virgin Islands, and its subsidiaries, subsequent to the business combination referred to below. The “business combination” refers to the share exchange between Super Champ and the shareholders of Square. C Commerce Company Ltd., or Square C, resulting in the acquisition of all of the outstanding securities of Square C by Super Champ, which was consummated on September 10, 2010.

Unless the context indicates otherwise, all references to “China” refer to the People’s Republic of China. All references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On September 7, 2010, the cash buying rate announced by the People’s Bank of China was RMB 6.786 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in this report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A. Directors and Senior Management

The following table lists the members of the Company’s board of directors:

Name	Age	Position(s)
Quanxiang Chen	38	Chairman of the Board and Chief Executive Officer
Xiaolin Mao	43	Chief Financial Officer and Director
Xiaoguo Cui	31	Vice President, Human Resources and Director

The business address for each of our directors is: c/o CC Jewelry Co., Ltd., 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China.

The following table lists the senior management of the Company:

Name	Age	Position(s)
Quanxiang Chen	38	Chairman of the Board and Chief Executive Officer
Xiaolin Mao	43	Chief Financial Officer and Director
Xiaoguo Cui	31	Vice President, Human Resources and Director
Yingyan Guo	33	Vice President, Brand Development

The business address for each of the members of senior management is: c/o CC Jewelry Co., Ltd., 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China.

See Item 6.A. – Directors and Senior Management below for more information about our directors and executive officers.

1.B. Advisors

The Company’s legal advisors in the People’s Republic of China are: JunZeJun Law Offices, 6/F, Financial Street Center, No. 9 Financial Street Road, Xicheng District, Beijing 100033 P.R. China.

The Company’s legal advisors in the United States are: Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036.

The Company’s legal advisors in the British Virgin Islands are: Withers BVI, 3rd Floor, Little Denmark, Main Street, Road Town, Tortola, BVI.

1.C. Auditors

The Company’s auditors are: Sherb & Co., LLP, 805 Third Avenue, New York, NY 10022. See Item 16.F – Change in Registrant’s Certifying Accountant below for information about the change in our auditor following the business combination.

Sherb & Co., LLP has confirmed that it is independent with respect to the Company under the guidelines of the SEC and the Independence Standards Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

The following selected financial information should be read in connection with, and is qualified by reference to, our consolidated financial statements and their related notes and the section entitled “Operating and Financial Review and Prospectus,” each of which is included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended December 31, 2009 and 2008 and the balance sheets data as of December 31, 2009 and 2008 are derived from the audited consolidated financial statements included elsewhere in this report. The consolidated statements of operations and comprehensive income data for the fiscal years ended December 31, 2007, 2006 and 2005 and the balance sheets data as of December 31, 2007, 2006 and 2005 have been derived from unaudited financial statements that are not included in this report. Our historical results for any of these periods are not necessarily indicative of results to be expected in any future period.

	Statement of Income Year Ended December 31,
	2009 (Audited)	2008 (Audited)	2007 (Unaudited)	2006 (Unaudited)	2005 (Unaudited)

Revenue, net	$58,920,419	$59,767,770	$32,435,935	18,486,338	12,379,178
Cost of goods sold	41,180,014	44,148,820	22,354,515	12,948,019	9,117,960
Gross profit	17,740,405	15,618,950	10,081,420	5,538,320	3,261,219
Operating expenses
Selling expenses	5,103,750	5,946,222	3,893,923	2,017,397	1,516,743
Advertising expense	1,216,275	1,591,568	730,849	333,795	147,791
General and administrative expenses	1,979,296	2,590,548	2,344,795	1,260,551	666,174
Total Operating Expenses	8,299,321	10,128,388	6,969,567	3,611,743	2,330,708
Income from operations	9,441,084	5,490,612	3,111,853	1,926,577	930,511
Other income (Loss)
Interest expenses, net	(957,643)	(1,051,180)	(474,202)	(294,649)	(232,875)
Other expenses, net	(85,970)	(47,048)	2,351	25,858	105,131
Total other expenses	(1,043,613)	(1,098,228)	(471,851)	(268,791)	(127,744)
Income before income taxes	8,397,471	4,392,384	2,640,002	1,657,786	802,767
Income taxes	(2,170,785)	(1,179,861)	(660,000)	(414,447)	(200,692)
Net income	6,226,686	3,212,523	1,980,001	1,243,339	602,075
Other comprehensive income
Foreign currency translation adjustments	55,309	1,104,798	-	-	-
Comprehensive Income	$6,281,995	$4,317,321	$1,980,001	1,243,339	602,075

Balance Sheets Data (at end of period)	December 31,
(in U.S. Dollars)	2009	2008	2007	2006	2005
	Audited	Audited	Unaudited	Unaudited	Unaudited
Cash and cash equivalents	$1,540,673	$759,785	$783,825	$958,156	$70,547
Total current assets	44,142,294	35,310,639	26,610,366	14,566,855	8,246,523
Total noncurrent assets	6,626,162	5,529,073	4,213,475	902,938	450,085
Total assets	50,768,456	40,839,712	30,823,841	15,469,793	8,696,609

Total liabilities	23,247,067	19,936,729	13,863,728	251,897	(2,654,458)
Total shareholders’ equity	27,521,389	20,902,983	16,960,113	15,217,896	11,351,066
Total liabilities and shareholders’ equity	50,768,456	40,839,712	30,823,841	15,469,793	8,696,609

3.A.3. Exchange Rates

Not Applicable.

3.B. Capitalization and Indebtedness

The following table sets forth our capitalization and indebtedness as of December 31, 2009 on an actual basis. This information should be read in conjunction with our consolidated financial statements and the notes relating to such statements appearing elsewhere in this report.

As of December 31, 2009
Cash:
Cash and cash equivalents	$1,540,673

Debt:
Short-term bank loans (1)	8,190,487

Shareholders’ equity:
Paid-in capital	3,918,548
Statutory reserve	3,406,574
Retained earnings	19,036,160
Accumulated other comprehensive income	1,160,107
Total shareholders’ equity	27,521,389

(1)       Short-term bank loans are obtained from local banks in China. All the short-term bank loans are repayable within one year. The weighted average annual interest rate of the short-term bank loans was 8.43% as of December 31, 2009. Interest expense related to these loans was $511,361 for the year ended December 31, 2009.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D.  Risk Factors

You should carefully consider the risks described below in evaluating our business before investing in our ordinary shares. If any of the following risks were to occur, our business, results of operations and financial condition could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. You should also refer to the other information set forth in this report, including our consolidated financial statements and the related notes and the section captioned “Operating and Financial Review and Prospects” before deciding whether to invest in our ordinary shares.

Risks Related to Our Business

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of liquidity and working capital.

Historically, we have spent a significant amount of cash on our operational activities, principally to maintain the adequate levels of inventory in our boutiques. We finance our operations primarily through cash flows from our operations, short-term loans from local banks in the PRC and interest-free notes from Mr. Chen, our Chairman and Chief Executive Officer.  Our financing needs are greatest during the periods immediately prior to holidays and traditional Chinese festivals, as we purchase greater levels of inventory in anticipation of higher levels of sales during these periods.  If we fail to continue to generate sufficient cash flow, particularly during the periods preceding holidays and traditional Chinese festivals, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected.

Our short-term loans are from Chinese banks and are generally secured by our inventories and/or guarantees by third parties. The term of almost all such loans is one year or less. Historically, we have rolled over such loans on an annual basis. However, we may not have sufficient funds available to pay all of our borrowings upon maturity in the future. Failure to roll over our short-term borrowings at maturity or to service our debt could result in the imposition of penalties, including increases in interest rates, legal actions against us by our creditors, or even insolvency.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include considering pursuing alternative financing arrangements, reducing expenditures as necessary, or limiting our plans for expansion to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital, reduce discretionary spending or efficiently limit our expansion to provide the required liquidity. Currently, the capital markets for small capitalization companies are extremely difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures on a timely basis. In the alternative, if we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

Our ability to maintain or increase our revenue could be harmed if we are unable to strengthen and maintain our brand image.

We believe that some of the primary factors in facilitating customer buying decisions in China’s jewelry sector include price, confidence in the merchandise sold, and the level and quality of customer service. The ability to differentiate our products and service from competitors by our brand-based marketing strategies is a key factor in attracting consumers, and if our strategies and efforts to promote our brand, such as television and magazine advertising, fail to garner brand recognition, our ability to generate revenue may suffer. If we are unable to differentiate our products, our ability to sell our products at anticipated profit levels could be adversely affected. If we fail to identify or react appropriately or timely to customer buying decisions, we could experience reduction in consumer recognition of our products, a diminished brand image, higher markdowns, and costs to recast overstocked jewelry. These factors could result in lowering selling prices and sales volumes for our products, which could adversely affect our financial condition and results of operations.

Our sales and profitability fluctuate on a seasonal basis and are affected by a variety of other factors.

Our business is affected by the seasonal pattern common to most retailers.  The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. Historically, the months that generally generate the greatest revenues for us are October through January (approximately 36.4% in 2008 and 36.5% in 2009 of annual revenues), as a result of holidays and festivals that occur during those months.  Retailers often experience increased sales due to the week-long public holiday for Chinese National Day, as well as Christmas and New Year’s Day. These months are also a peak season for marriages and the birth of newborns in China, which have historically resulted in higher sales.

Any significant decrease in net sales during the holiday or Chinese festival seasons would have a material adverse effect on our business, our financial condition and our results of operations. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other periods during the year. This inventory build-up may require us to expend cash faster than we generate by our operations during these periods. Any unanticipated decrease in demand for our merchandise during this peak shopping season could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business and profitability.

Because of the briefness of these selling periods, the opportunity for sales to recover in the event of a disruption or other difficulty is limited, and the impact of disruptions and difficulties can be significant. For instance, adverse weather, a significant interruption in the receipt of products, or a sharp decline in mall traffic occurring during one of these selling periods could materially impact sales for the affected period and, because of the importance of each of these selling periods, commensurately impact overall sales and earnings.

Our retail expansion strategy depends on our ability to open and operate a certain number of new counters and stores each year, which could strain our resources and cause the performance of our existing operations to suffer.

Our retail expansion strategy will largely depend on our ability to successfully find sites for, and to open and operate, new retail locations. Our ability to open and operate new retail locations successfully depends on several factors, including, among others, our ability to:

•	identify suitable counter and store locations, the availability of which is outside our control;

•	purchase and negotiate acceptable lease terms;

•	prepare counters and stores for opening within budget;

•	source sufficient levels of inventory at acceptable costs to meet the needs of new counters and stores;

•	hire, train and retain personnel;

•	secure required governmental permits and approvals;

•	successfully integrate new counters and stores into our existing operations;

•	contain payroll costs; and

•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund our expansion plans.

Any failure to successfully open and operate new retail counters and stores could limit our ability to grow our revenues in the manner we desire. In addition, our proposed retail expansion program will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which, in turn, could cause deterioration in the financial performance of our overall business.

As we expand our operations, we may need to establish a more diverse supplier network for our materials.  The failure to secure a more diverse and reliable supplier network could have an adverse effect on our financial condition.

We currently purchase almost all of our materials from a small number of suppliers.  During 2008 and 2009, we purchased approximately 56.3% and 49.6%, respectively, of our finished merchandise, such as gold accessories,  from our top five finished product vendors and almost all of our diamonds from our top five diamond suppliers.  As we increase the scale of our retail operations, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms.  However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of high quality diamonds and fine jewelry at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of diamonds and fine jewelry and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time.  The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability.  Any interruptions to, or decline in, the amount or quality of our diamond and fine jewelry supplies could materially disrupt our production and adversely affect our business, financial condition and financial prospects.

We are subject to various risks and uncertainties that might affect our ability to procure high quality merchandise.

Our performance depends on our ability to procure high quality merchandise on a timely basis from our suppliers.  Our supplies are subject to certain risks, including availability of materials, labor disputes, inclement weather, natural disasters, and general economic and political conditions, which might limit the ability of our suppliers to provide us with high quality merchandise on a timely basis.  Furthermore, for these or other reasons, one or more of our suppliers might not adhere to our quality control standards, and we might not identify the deficiency.  Our suppliers’ failure to supply quality materials at a reasonable cost on a timely basis could reduce our net sales, damage our reputation and have an adverse effect on our financial condition.

Our inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

We have experienced significant growth since we began operations in 2002.  Our revenues have grown from approximately $12.4 million in 2005 to approximately $58.9 million in 2009.

We expect our growth to continue to place significant demands on both our management and our resources. This requires us to continuously evolve and improve our operational, financial and internal controls across our organization. In particular, continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficient skilled sales and management personnel;
•	adhering to our high quality and process execution standards;
•	maintaining high levels of customer satisfaction;
•	creating and managing economies of scale;
•	maintaining and managing costs to correspond with timeliness of revenue recognition; and
•	developing and improving our internal administrative infrastructure, including our financial, operational and communication systems, processes and controls.

Any inability to manage our growth may have a material adverse effect on our business, results of operations and financial condition.

Jewelry purchases are discretionary, may be particularly affected by adverse trends in the general economy, and an economic decline may make it more difficult to generate revenue.

The success of our operations depends, to a significant extent, upon a number of factors relating to discretionary consumer spending in China. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in the regions in which we sell our products.  Consumer spending on jewelry may be adversely affected by changes in general economic conditions in China or by changes in any one of the aforementioned factors, which in turn could harm our financial performance.

Competition in the jewelry industry could cause us to lose market share, thereby materially and adversely affecting our business, results of operations and financial condition.

The jewelry industry in China is highly fragmented and very competitive. We believe that the market may become even more competitive as the jewelry industry in China continues to grow. We compete with local jewelry retailers and large foreign multinational companies that offer products that are similar to ours. Some of these competitors have larger local or regional customer bases, more locations, more brand equity, and substantially greater financial, marketing and other resources than we have. Our inability to maintain or increase our market share in proportion to our competitors could materially and adversely affect our business, results of operations and financial condition.

Our sales are dependent upon mall traffic.

Our boutiques are located primarily in shopping malls and department stores throughout the PRC. Our success is in part dependent upon the continued popularity of malls and department stores, and particularly the malls and department stores in which our boutiques are located, as a shopping destination and the ability of these malls, their tenants and other mall attractions to generate customer traffic. Accordingly, a significant decline in this popularity, especially if it is sustained, would substantially harm our sales and earnings. In addition, even assuming this popularity continues, mall traffic can be negatively impacted by weather, gas prices and similar factors.

Any failure of our pricing and promotional strategies to be as effective as desired will negatively impact our sales and earnings.

We set prices for our products and establish product specific and store-wide promotions in order to generate store traffic and sales. While these decisions are intended to maximize our sales and earnings, in some instances they do not. For instance, promotions, which can require substantial lead time, may not be as effective as desired or may prove unnecessary in certain economic circumstances. If we implement a pricing or promotional strategy that does not work as expected, our sales and earnings will be adversely impacted.

If we are not able to adapt to changing jewelry trends in China, our inventory may be overstocked and we may be forced to reduce the price of our overstocked jewelry.

Our jewelry sales depend on consumer fashions, which can change rapidly. The ability to accurately predict future changes in taste, respond to changes in consumer preferences and carry the inventory demanded by customers at a high quality, all have an important influence on determining sales performance and achieved gross margin. If we fail to anticipate, identify or react appropriately to changes in styles and trends, we could experience excess inventories, higher than normal markdowns or an inability to sell our products.

If our inventory is lost due to theft, our results of operations would be negatively impacted.

We purchase large volumes of precious metals. Although we have security systems in place, we may be subject to losses due to third-party or employee theft. The implementation of security measures beyond those that we already utilize, which include security cameras and alarm systems, would increase our operating costs. Also, any such losses could exceed the limits of, or be subject to an exclusion from, coverage under our insurance policies. Claims filed by us under our insurance policies could lead to increases in the insurance premiums payable by us or the termination of coverage under the relevant policy.

Volatile gold prices can cause significant fluctuations in our operating results. Our revenues and operating income could decrease if gold or precious stone prices decline or if we are unable to pass price increases on to our customers.

Our principal materials are gold, platinum, diamonds and other precious stones. The gold industry as a whole is cyclical and, at times, pricing and availability of gold can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, industry, demand, inflation and expectations with respect to the rate of inflation, interest rates, gold sales by central banks, changes in investment trends and international monetary systems and the effect of changes in the supply and demand for gold in public and private markets. This volatility can significantly affect the availability and cost of gold materials for us.

When gold prices increase, competitive conditions will influence how much of the price increase we can pass on to our customers. To the extent we are unable to pass on future price increases in our gold materials to our customers, the revenues and profitability of our business could be adversely affected. When gold prices decline, customer demands for lower prices and our competitors' responses to those demands could result in lower sale prices, lower margins and inventory valued at the lower of cost or market adjustments as we use existing inventory. Significant or rapid declines in gold prices or reductions in sales volumes could result in us incurring inventory or goodwill impairment charges. Therefore, changing gold prices could significantly impact our revenues, gross margins, operating income and net income.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. As a result of the factors listed below, it is possible that in future periods our results of operation may be below the expectations of public market analysts and investors. Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in China;

•	fluctuation and unpredictability of costs related to gold, diamonds, platinum and precious metal jewelry;

•	seasonality of our business;

•	changes in the laws of the PRC that affect our operations;

•	competition from our competitors;

•	our ability to obtain all necessary government certifications and/or licenses to conduct our business; and

•	development of a public trading market for our securities.

Our success depends in large part upon our senior management and key personnel and our inability to attract or retain these individuals could materially and adversely affect our business, results of operations and financial condition.

We are highly dependent on our senior management, including our Chief Executive Officer, Quanxiang Chen, our Chief Financial Officer, Xiaolin Mao, our Vice President, Human Resources, Xiaoguo Cui, and our Vice President, Brand Development, Yingyan Guo. Our future performance will be dependent upon the continued service of members of our senior management.  Competition for senior management in our industry is intense, and we may not be able to retain our senior management and key personnel or attract and retain new senior management and key personnel in the future, which could materially and adversely affect our business, results of operations and financial condition.

One shareholder owns a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Currently, Quanxiang Chen, our Chief Executive Officer, beneficially owns approximately 67.5% of our outstanding ordinary shares. As our majority shareholder, Mr. Chen is able to exercise significant influence over all matters that require shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or our assets. This concentration of ownership in our shares by Mr. Chen will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Our business could be materially adversely affected if we cannot protect our intellectual property rights.

We have developed trademarks, know-how, trade names and other intellectual property rights that are of significant value to us. However, the legal regime governing intellectual property in the PRC is still evolving and the level of protection of intellectual property rights in the PRC may differ from those in other jurisdictions. Thus, it may be difficult to enforce our rights relating to our intellectual property. In the event of the occurrence of any unauthorized use of, or other infringement to, our intellectual property, potential sales of our products might be diverted to such unauthorized sellers and could cause potential damage to, or dilute the value of, such rights or our brand.

Any loss or limitations on our right to use intellectual property licensed from third parties could have a material adverse effect on our business, operating results and financial condition.

We have been granted an exclusive license to use two trademarks, both of which are registered trademarks in the PRC.  The owner of the trademarks, Man Yu, is the wife of Mr. Chen, our Chairman and Chief Executive Officer.  Pursuant to the licensing agreement between Ms. Yu and Chongqing, we have the exclusive right to these trademarks.  While we are not aware of any disputes between the trademark owner and us or any third party, the trademark owner may determine not to protect her intellectual property rights that we license from her and we may be unable to defend such intellectual property rights on our own or we may have to undertake costly litigation to defend the intellectual property rights of the trademark owner.  Upon the termination of the license agreement for this trademark, we may no longer continue to have proprietary rights to the intellectual property that we license from the trademark owner.  Any loss or limitations on our right to use the intellectual property licensed from the trademark owner could have a material adverse effect on our business, operating results and financial condition.

Our inability to maintain appropriate internal financial reporting controls and procedures could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  As a public company, we have significant requirements for enhanced financial reporting and internal controls. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and, for many companies, a report by the independent registered public accounting firm addressing these assessments. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not in the future identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to comply with Sarbanes-Oxley and meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, and cause investors to lose confidence in our reported financial information.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We expect the rules and regulations to which public companies are subject, including Sarbanes-Oxley, to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements.

Risks Related to Our Corporate Structure

The PRC government may determine that our corporate structure is not in compliance with applicable PRC laws, rules and regulations.

Our wholly owned subsidiary, Chongqing Yu Zhong Commerce Co., Ltd., or Chongqing, manages and operates our fine jewelry business through Taiyuan Basic Points Commerce Co., Ltd., or Taiyuan Basic Points, a PRC company owned by Mr. Chen, our Chairman and Chief Executive Officer, and his brother in-law, Mr. Yu, who is also the general manager of Taiyuan Basic Points. Chongqing operates Taiyuan Basic Points’ business pursuant to contractual arrangements with Taiyuan Basic Points and Messrs. Chen and Yu, which arrangements we also refer to throughout this report as the VIE Agreements. Almost all economic benefits and risks arising from Taiyuan Basic Points’ operations have been transferred to Chongqing under these agreements. Details of the VIE Agreements are set out below in Item 4A – “History and Development of the Company – Contractual Arrangements.”

There are risks involved in the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable.  If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discontinuing or restricting the operations of Chongqing or Taiyuan Basic Points;

•	imposing conditions or requirements in respect of the VIE Agreements with which Chongqing may not be able to comply;

•	requiring our company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our company’s business; and

•	revoking the business licenses and/or the licenses or certificates of Chongqing or Taiyuan Basic Points, and voiding the VIE Agreements.

Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of Taiyuan Basic Points, which would have a material adverse impact on our business, financial condition and results of operations.

Our ability to manage and operate Taiyuan Basic Points under the VIE Agreements may not be as effective as direct ownership.

We conduct our jewelry retail businesses in the PRC, and generate all of our revenues, through the VIE Agreements. Our plans for future growth are based on growing the operations of Taiyuan Basic Points. However, the VIE Agreements may not be as effective in providing us with control over Taiyuan Basic Points as direct ownership. Under the current VIE arrangements, as a legal matter, if Taiyuan Basic Points fails to perform its obligations under these contractual arrangements, we may have to (a) incur substantial costs and resources to enforce such arrangements and (b) seek legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we fail to effectively control Taiyuan Basic Points, such failure would have an adverse effect on our ability to achieve our business objectives and grow our revenues.

The shareholders of Taiyuan Basic Points may breach, or cause Taiyuan Basic Points to breach, the VIE Agreements.

Mr. Chen, the primary shareholder of Taiyuan Basic Points may breach, or cause Taiyuan Basic Points to breach, the VIE Agreements because his equity interests in Taiyuan Basic Points are greater than his equity interests in our company.  As a result, Mr. Chen may breach a contract with us if he believes that such breach will lead to greater economic benefit for him.  If the shareholders of Taiyuan Basic Points were to breach, or cause Taiyuan Basic Points to breach, the VIE Agreements for this reason or any other reason, we may have to rely on legal or arbitral proceedings to enforce our contractual rights, including specific performance, injunctive relief or claiming damages. Such arbitral and legal proceedings may cost us substantial financial and other resources, and result in disruption of our business, and we cannot assure you that the outcome will be in our favor.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through payments that we receive from Taiyuan Basic Points pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability.

Risks Related to Doing Business in China

Changes in China’s political or economic situation could harm us and our operating results.

Economic reforms adopted by the Chinese government have had a positive effect on the economic development of the country, but the government could change these economic reforms or any of the legal systems at any time. This could either benefit or damage our operations and profitability. Some of the things that could have a negative effect are:

•	level of government involvement in the economy;

•	control of foreign exchange;

•	methods of allocating resources;

•	balance of payments position;

•	international trade restrictions; and

•	international conflict.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in a number of ways. For example, state-owned enterprises still constitute a large portion of the Chinese economy, and weak corporate governance and the lack of a flexible currency exchange policy still prevail in China. As a result of these differences, we may not develop in the same way or at the same rate as might be expected if the Chinese economy was similar to those of OECD member countries.

The PRC government exerts substantial influence over the manner in which we must conduct our business activities.

The PRC government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property, and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.  Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof.

Future inflation in China may inhibit our ability to conduct business in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and highly fluctuating rates of inflation. During the past ten years, the rate of inflation in China has been as high as 5.9% and as low as (0.8)%. These factors have led to the adoption by the Chinese government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby harm the market for our products and our company.

You may have difficulty enforcing judgments against us.

Our assets are located, and our operations are conducted, in the PRC. In addition, all of our directors and officers are nationals and residents of the PRC and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts because China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates basic principles of PRC law or national sovereignty, security, or the public interest.

Most of our revenues are denominated in Renminbi, which is not freely convertible for capital account transactions and may be subject to exchange rate volatility.

We are exposed to the risks associated with foreign exchange controls and restrictions in China, as our revenues are primarily denominated in Renminbi, which is currently not freely exchangeable. The PRC government imposes control over the convertibility between Renminbi and foreign currencies. Under the PRC foreign exchange regulations, payments for “current account” transactions, including remittance of foreign currencies for payment of dividends, profit distributions, interest and operation-related expenditures, may be made without prior approval but are subject to procedural requirements. Strict foreign exchange control continues to apply to “capital account” transactions, such as direct foreign investment and foreign currency loans. These capital account transactions must be approved by, or registered with, the PRC State Administration of Foreign Exchange, or SAFE. Further, capital contribution by an offshore shareholder to its PRC subsidiaries may require approval by the Ministry of Commerce in China or its local counterparts. We cannot assure you that we will be able to meet all of our foreign currency obligations to remit profits out of China or to fund operations in China.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, to regulate the conversion by foreign invested enterprises, or FIEs, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a FIE may be used only for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided. In addition, SAFE strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a FIE. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Compliance with Circular 142 may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business.

Fluctuation in the value of the Renminbi and of the U.S. dollar may have a material adverse effect on investments in our ordinary shares.

Any significant revaluation of the Renminbi may have a material adverse effect on the U.S. dollar equivalent amount of our revenues and financial condition as well as on the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For instance, a decrease in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our ordinary shares and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our common shares. All of our revenues are denominated in Renminbi. Any further appreciation of the Renminbi against the U.S. dollar may result in significant exchange losses.

Prior to 1994, the Renminbi experienced a significant net devaluation against most major currencies, and there was significant volatility in the exchange rate during certain periods. Upon the execution of the unitary managed floating rate system in 1994, the Renminbi was devalued by 50% against the U.S. dollar. Since 1994, the Renminbi to U.S. dollar exchange rate has largely stabilized. On July 21, 2005, the People’s Bank of China announced that the exchange rate of U.S. dollar to Renminbi would be adjusted from $1 to RMB8.27 to $1 to RMB8.11, and it ceased to peg the Renminbi to the U.S. dollar. Instead, the Renminbi would be pegged to a basket of currencies, whose components would be adjusted based on changes in market supply and demand under a set of systematic principles. On September 23, 2005, the PRC government widened the daily trading band for Renminbi against non-U.S. dollar currencies from 1.5% to 3.0% to improve the flexibility of the new foreign exchange system. Since the adoption of these measures, the value of Renminbi against the U.S. dollar has fluctuated on a daily basis within narrow ranges, but overall has further strengthened against the U.S. dollar. In June 2010, the Chinese government announced its intention to allow the Renminbi to fluctuate within the June 2005 parameters.  There remains significant international pressure on the PRC government to further liberalize its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar. The Renminbi may be revalued further against the U.S. dollar or other currencies, or may be permitted to enter into a full or limited free float, which may result in an appreciation or depreciation in the value of the Renminbi against the U.S. dollar or other currencies.

China’s legal system is different from those in some other countries.

China is a civil law jurisdiction. Under the civil law system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Although progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade, China’s legal system remains less developed than the legal systems in many other countries. Furthermore, because many laws, regulations and legal requirements have been recently adopted, their interpretation and enforcement by the courts and administrative agencies may involve uncertainties. Sometimes, different government departments may have different interpretations. Licenses and permits issued or granted by one government authority may be revoked by a higher government authority at a later time. Government authorities may decline to take action against unlicensed operators which may work to the disadvantage of licensed operators, including us. The PRC legal system is based in part on government policies and internal rules that may have a retroactive effect. We may not be aware of our violation of these policies and rules until some time after the violation. Changes in China’s legal and regulatory framework, the promulgation of new laws and possible conflicts between national and provincial regulations could adversely affect our financial condition and results of operations. In addition, any litigation in China may result in substantial costs and diversion of resources and management attention.

Under the New Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed a New Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. Under the New EIT Law, an enterprise established outside of China with de facto management bodies within China is considered a resident enterprise, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the New EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 clarified that dividends and other income paid by such resident enterprises will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such resident enterprises to various reporting requirements with the PRC tax authorities.

Although all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. We do not currently consider our company to be a PRC resident enterprise. However, if the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as interest on offering proceeds and non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Second, although under the New EIT Law and its implementing rules dividends paid to us from our PRC subsidiaries would qualify as tax-exempt income, we cannot guarantee that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, it is possible that future guidance issued with respect to the new resident enterprise classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares.

Restrictions under PRC law on Chongqing’s ability to pay dividends and make other distributions could materially and adversely affect our ability to grow, make investments or acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

PRC regulations restrict the ability of PRC subsidiaries to pay dividends and make other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of their registered capital. Allocations to these statutory reserve funds can be used only for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of Chongqing to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

The scope of our business license in China is limited, and we may not expand or continue our business without government approval.

Chongqing, our wholly owned subsidiary, is a Wholly Foreign Owned Enterprise, commonly known as a WFOE. A WFOE can conduct business only within the approved business scope that appears on the company’s business license. Chongqing’s business license permits it to design, manufacture, sell and market jewelry products to department stores throughout the PRC.  Any amendment to the scope of Chongqing’s business requires further application and government approval. In order for Chongqing to expand its business beyond the scope of its license, Chongqing will be required to enter into a negotiation with the authorities for the approval to expand the scope of its business. We cannot assure you that Chongqing will be able to obtain the necessary government approval for any change or expansion of its business.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency, determines that CSRC approval is required in connection with our business combination or our contractual arrangement with Chongqing and its shareholders, we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the M&A Regulation, which became effective on September 8, 2006 and was subsequently revised on June 22, 2009. This regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. It is not clear how the provisions in the regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the regulation and the practice experience of our Chinese legal counsel, JunZeJun Law Offices, that CSRC approval is not required for the business combination between Super Champ and Square C or our contractual arrangement with Chongqing and its shareholders. There remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval is required for this offering or our contractual arrangement with Chongqing and its shareholders, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects.

We must comply with the Foreign Corrupt Practices Act.

We are required to comply with the United States Foreign Corrupt Practices Act, which prohibits U.S. companies from making prohibited payments to foreign officials for the purpose of obtaining or retaining business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time to time in mainland China.  If any of our non-U.S. listed competitors that are not subject to the Foreign Corrupt Practices Act engage in these practices, they may receive preferential treatment and secure business from government officials in a way that is unavailable to us.  Furthermore, although we inform our personnel that such practices are illegal, we cannot assure you that our employees or other agents will not engage in illegal conduct for which we might be held responsible under U.S. law.  If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties.

Because our funds are held in banks that do not provide insurance, the failure of any bank in which we deposit our funds could affect our ability to continue our business operations.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. As a result, in the event of a bank failure, we may not have access to funds on deposit. Depending upon the amount of money we maintain in a bank that fails, our inability to have access to our cash could impair our operations, and, if we are not able to access funds to pay our suppliers, employees and other creditors, we may be unable to continue our business operations.

If relations between the United States and China worsen, investors may be unwilling to hold or buy our ordinary shares and our share price may decrease.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

Risks Related to Our Ordinary Shares.

We may not be able to pay any dividends on our ordinary shares.

Under British Virgin Islands law, we may pay dividends if we are able to satisfy the solvency test laid out in the BVI Business Companies Act, 2004, or the BVI Act, which provides that directors must declare that immediately following the payment of a dividend or distribution the Company would be solvent on both a cash flow and balance sheet basis.  Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our results of operations, our cash flows, our financial condition, the payment of our subsidiaries of cash dividends to us, our capital needs, future prospects and other factors that our directors may deem appropriate.  We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future.

There is no public market for our ordinary shares, and you may not be able to resell our ordinary shares at or above the price you paid, or at all.

There is no public market for our ordinary shares. If an active trading market for our ordinary shares does not develop, the market price and liquidity of our ordinary shares will be materially and adversely affected and you may not be able to resell our ordinary shares at or above the price you paid, or at all. An active trading market for our ordinary shares may not develop in a timely manner or at all.

If equity research analysts do not publish research reports about our company or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research reports that equity research analysts publish about us and our company. We do not control these analysts. The price of our ordinary shares could decline if one or more equity analysts downgrade our ordinary shares or if they issue other unfavorable commentary, or cease publishing reports, about us or our company.

ITEM 4.	INFORMATION ON THE COMPANY

4A.  History and Development of the Company

We are a British Virgin Islands limited liability company organized on January 5, 2010 under the BVI Act under the name Super Champ Group Limited, or Super Champ, as a blank check company for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On September 10, 2010, Super Champ and its sole shareholder entered into a share exchange agreement with Square C, a British Virgin Islands limited liability company organized on April 9, 2010 under the BVI Act, and the shareholders of Square C. Pursuant to the share exchange agreement, Super Champ acquired from the shareholders of Square C all of the issued and outstanding shares of Square C, in exchange for an aggregate of 7,000,000 newly issued ordinary shares issued by Super Champ to the shareholders of Square C.  In addition, the sole shareholder of Super Champ sold all of the 5,000,000 ordinary shares of Super Champ that were issued and outstanding prior to the business combination, to the shareholders of Square C for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Square C prior to the business combination acquired 100% of the equity of Super Champ, and Super Champ acquired 100% of the equity of Square C.  Square C is now a wholly owned subsidiary of Super Champ.  In conjunction with the business combination, Super Champ filed an amended charter, pursuant to which Super Champ changed its name to CC Jewelry Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, we ceased to be a shell company.

Our Shareholders

Mr. Chen, our Chairman and Chief Executive Officer, owns 100% of the equity in Jin Fan Commerce Company Limited, a British Virgin Island company, which owned 67.5% of the equity of Square C prior to the business combination, and owns 67.5% of our equity since the business combination. Dan Yu, the brother in-law of Mr. Chen and general manager of Taiyuan Basic Points, owns 100% of the equity in Sail Start Commerce Company Limited, a British Virgin Islands company, which owned 4.5% of the equity of Square C prior to the business combination and owns 4.5% of our equity since the business combination.  Yongxiang Chen, the brother of our chairman, Quanxiang Chen, owns 100% of the equity in Zong Fan Commerce Company Limited, a British Virgin Islands company, which owned 4.5% of the equity of Square C prior to the business combination and owns 4.5% of our equity since the business combination.

The holders of the remaining 23.5% of our shares are investors that are residents of the PRC and are unaffiliated with us.

Our Subsidiaries

Offshore Holding Company Subsidiaries

Square C, our wholly owned subsidiary, was incorporated on April 9, 2010 under the laws of the British Virgin Islands.  We acquired all of the capital stock of Square C pursuant to the business combination on September 10, 2010.  On June 25, 2010, Square C acquired all of the outstanding equity of Massfit Corporation Ltd., or Massfit, a limited liability company formed on March 17, 2010 under the laws of Hong Kong.  On June 9, 2010, Massfit established a wholly owned subsidiary, Chongqing Yu Zhong Commerce Co., Ltd., or Chongqing, a wholly foreign owned enterprise formed under the laws of the PRC.  Square C, Massfit and Chongqing are holding companies.  As a result of these transactions, each of Square C, Massfit and Chongqing is a wholly owned subsidiary of ours.  As described below under “Contractual Arrangements,” Chongqing controls Taiyuan Basic Points.

PRC Operating Companies

Taiyuan Basic Points is a PRC company formed on February 28, 2002, formerly known as Taiyuan Kamei Jewelry Trading Co., Ltd.  Mr. Chen and Ms. Yu together own 100% of Taiyuan Basic Points, which operates all of our business operations in the PRC along with its subsidiaries.  Mr. Chen owns 90% of Taiyuan Basic Points and Mr. Yu owns 10%.

The following table provides a description of each of the subsidiaries of Taiyuan Basic Points:

Name of Subsidiary	Operating activities
Shanxi Zhong Yao Commerce Co., Ltd.	Operating Chow Tai Fook brand and managing Chow Tai Fook counters and stores
Shanxi Bo Ye Commerce Co., Ltd.	Operating FENIX brand and managing FENIX counters and stores
Linfen Jimei Jewelry Co., Ltd.	Operating and managing CC counter in Linfen
Yangquan Daoming Commerce Co., Ltd.	Operating and managing CC counter in Yangquan
Shanghai Zhong Yao Commerce Co., Ltd.	Operating FENIX brand and managing FENIX counters and stores
Changzhi Kamei Commerce Co., Ltd. (1)	Operating and managing CC and Chow Tai Fook counters in Changzhi
Shuozhou Kamei Commerce Co., Ltd. (1)	Operating and managing CC counter in Shuozhou
Jincheng Kamei Commerce Co., Ltd. (1)	Operating and managing CC and Chow Tai Fook counters in Jincheng
Datong Kamei Commerce Co., Ltd. (2)	Operating and managing CC and Chow Tai Fook counters in Datong

(1) These subsidiaries were formed subsequent to our fiscal year ended December 31, 2009.

(2) This entity was acquired on April 30, 2010 for approximately $0.8 million.

History of Taiyuan Basic Points

Our business is operated by Taiyuan Basic Points, a PRC company formed on February 28, 2002.  Taiyuan Basic Points is a leading jewelry company which designs and retails fine jewelry in China, with headquarters in Taiyuan City, Shanxi Province, PRC.

Mr. Chen, our Chairman and Chief Executive Officer, established the c.comeliness, or CC, brand and began selling CC products in Shanxi Province in 2000. In 2002, Mr. Chen established Taiyuan Basic Points, which acquired all of the CC assets from Mr. Chen.

In order to attract high income consumers, Taiyuan Basic Points created the FENIX brand in 2003. In addition, in 2004, Taiyuan Basic Points began operating as a non-exclusive distributor for Chow Tai Fook jewelry in Shanxi Province through newly opened boutiques. In September 2006, Taiyuan Basic Points began operating as a non-exclusive distributor for Calvin Klein clothing in Chendu.

In May 2006, Taiyuan Basic Points began operating as a non-exclusive distributor for Emperor Jewelry.  However, Taiyuan Basic Points terminated this arrangement in July 2010 in order to focus its resources on sales of its primary products, CC, FENIX and Chow Tai Fook. Between July 2007 and July 2009, Taiyuan Basic Points operated as a non-exclusive distributor for Luk Fook Jewelry. In addition, between October 2007 and October 2008, Taiyuan Basic Points operated as non-exclusive distributor for Tommy Hilfiger clothing. However, Taiyuan Basic Points terminated the arrangements with these companies in order to focus its resources on sales of its CC, FENIX and Chow Tai Fook products.  We describe our products in more detail below in Item 4.B.

Contractual Arrangements

Mr. Chen, our Chairman and Chief Executive Officer, owns 90% of Taiyuan Basic Points and Mr. Chen’s brother in-law, Mr. Yu, owns the remaining 10%. Taiyuan Basic Points, Mr. Chen and Mr. Yu and Chongqing entered into a series of contractual arrangements on July 6, 2010 that provide Chongqing with effective control over the operations of Taiyuan Basic Points and of the related economic benefits of Taiyuan Basic Points in consideration for the services provided by Chongqing.  We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing such agreements or entering into new contractual arrangements if the then current PRC law does not allow us to directly operate Taiyuan Basic Points’ business in China. We believe that, under these contractual arrangements, we have sufficient control over Taiyuan to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.

Exclusive Business Cooperation Agreement.  Pursuant to the exclusive business cooperation agreement entered into on July 6, 2010 between Chongqing and Taiyuan Basic Points, Chongqing provides technical and consulting services related to the business operations of Taiyuan Basic Points. As consideration for such services, Taiyuan Basic Points has agreed to pay an annual service fee to Chongqing in an amount equal to a certain percentage of its income for such year.  The parties will agree on the percentage after further negotiations, which may be adjusted from time to time.  The term of this agreement is 30 years from the date thereof. Taiyuan Basic Points may terminate the agreement upon Chongqing’s gross negligence or commission of a fraudulent act against Taiyuan Basic Points.  Chongqing may terminate the agreement at any time upon giving 30 days’ prior written notice to Taiyuan Basic Points.

Exclusive Option Agreement.    Chongqing entered into an exclusive option agreement on July 6, 2010 with each of the shareholders of Taiyuan Basic Points, Messrs. Chen and Yu, as well as Taiyuan Basic Points itself, pursuant to which Chongqing has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in Taiyuan Basic Points owned by Messrs. Chen and Yu.  To the extent permitted by the PRC laws, the purchase price for the entire equity interest shall equal the actual capital contributions paid into the registered capital of Taiyuan Basic Points by each of the Taiyuan Basic Points shareholders. The exclusive option agreement has a 30 year term.

Power of Attorney.    Messrs. Chen and Yu each signed a power of attorney dated July 6, 2010 providing Chongqing the power to act as his exclusive agent with respect to all matters related to his ownership of Taiyuan Basic Points, including the right to attend shareholders’ meetings of Taiyuan Basic Points and the right to exercise voting rights to which he is entitled under PRC law.

Share Pledge Agreement.    Pursuant to share pledge agreements dated July 6, 2010, each of Mr. Chen and Mr. Yu pledged his equity interest in Taiyuan Basic Points to Chongqing to secure Taiyuan Basic Points’ obligations under the exclusive business cooperation agreement as described above. In addition, the shareholders of Taiyuan Basic Points agreed not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in Taiyuan Basic Points that would affect Chongqing’s interests. The share pledge agreement will expire when Taiyuan Basic Points fully performs its obligations under the exclusive business cooperation agreement described above.  We are in the process of registering the share pledges with the local Administration of Industry and Commerce branch in the PRC.

Organizational Structure Chart

The following chart reflects our organizational structure since the date of the business combination between Taiyuan Basic Points and Super Champ:

Quanxiang Chen
Dan Yu
Yongxiang Chen
100%
100%
100%
Jinfan Commerce Company Limited
Sailstart Commerce Company Limited
Fan Commerce Company Limited
Other Shareholders
67.5%
4.5%
4.5%
23.5%
CC Jewelry Co., Ltd. (formerly Super Champ Group Limited)
100%
Square. C Commerce Company Limited
100%
Massfit (HK) Corporation Limited
100%
Quanxiang Chen
Dan Yu
Chongqing Yu Zhong Commerce Co., Ltd.
Contractual Arrangements
90%
10%
Taiyuan Basic Points Commerce Co., Ltd.
100%
Shanxi Zhong Yao Commerce Co., Ltd.
Shanxi Bo Ye Commerce Co., Ltd.
Linfen Jimei Jewelry Co., Ltd.
Yangquan Daoming Commerce Co., Ltd.
Shanghai Zhong Yao Commerce Co., Ltd.
Changzhi Kamei Commerce Co., Ltd.
Shuozhou Kamei Commerce Co., Ltd.
Jincheng Kamei Commerce Co., Ltd.
Datong Kamei Commerce Co., Ltd.

Capital Expenditures

Our capital expenditures consist of: (i) payments for construction in progress, which includes purchases of store decorations and payments for labor and interior designs, and (ii) expenditures on property, plant and equipment, which include purchases of office equipment and transportation vehicles. Capital expenditures were $2.4 million in 2009, $3.1 million in 2008 and $1.4 million in 2007. Expenditures for our construction in progress increased from $1.8 million in 2008 to $2.2 million in 2009 as a result of added boutiques. However, expenditures on property, plant and equipment decreased by 79% in 2009 because in 2008 we invested in additional transportation vehicles for business development purposes as well as office equipment for the new headquarters we began leasing in 2008. We financed our capital expenditure requirements from the cash flows generated by our operating activities.  We did not use any funds borrowed from local banks to fund our property, plant and equipment expenditures because we are currently restricted from using these funds for any purpose other than to purchase inventory.

We opened two new CC stores, two Chow Tai Fook stores, two Chow Tai Fook counters and three FENIX counters during the six months ended June 30, 2010.  We intend to open six new CC counters and five FENIX counters during the second half of 2010.  We expect this expansion to cost approximately $7.8 million in the aggregate (including the purchase of inventory for these new stores), which funds have been financed, and we expect to continue to finance, from short-term loans and cash flows generated by our operating activities.

If available liquidity is not sufficient to meet our expansion plans, our plans include considering pursuing financing arrangements. However, there is no assurance that, if required, we will be able to raise additional capital. In the alternative, in the event that we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

Registered office

The address of our registered office in the British Virgin Islands is: Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The telephone number of the registered office is (284) 494-4840.

4B.  Business Overview

Overview

We are a leading jewelry brand which designs and retails fine jewelry in China, with headquarters in Taiyuan City, Shanxi Province, PRC.  Our CC brand was named as a “famous brand in the China jewelry industry” by the Gems and Jewelry Trade Association of China in each of the last three years.

As of June 30, 2010, we operated an aggregate of forty seven fine jewelry stores and counters, which we refer to, collectively, as boutiques, located in several major cities in the PRC, including:

•	twenty one jewelry boutiques under our own CC brand;

•	seventeen jewelry boutiques under our own FENIX brand; and

•	nine jewelry boutiques under the Chow Tai Fook brand.

Currently, the majority of our boutiques are located in northern China.  The remaining boutiques are located in other regions in China.  We intend to expand our industry position in the fine jewelry market in China by strengthening our presence in northern China and continuing to expand from northern China into other regions in China.

As a fine jeweler, most of our jewelry products are constructed of 18 karat gold or platinum, with or without precious gemstones such as diamonds, jade and emerald, with significant emphasis on quality craftsmanship and distinctive design.

We employ six full-time designers who are responsible for designing approximately 15% of our CC and FENIX jewelry products in the aggregate.  The remaining 85% are designed by diamond, gold, platinum and precious stone jewelry manufacturers.  These designs are made exclusively for us, although some of the manufacturers own the intellectual property rights to these outsourced designs.  All of our products are manufactured by third party suppliers.

Industry

China’s market for jewelry and other luxury goods is expanding rapidly, in large part due to China’s rapid economic growth. According to the State Bureau of Statistics of China, China’s real gross domestic product, or GDP, grew by 11.4%, 10.7% and 10.4% in 2007, 2006 and 2005, respectively. In 2008, despite the global economic slowdown, China’s GDP still grew by approximately 9%, among the best in the world. Economic growth in China has led to greater levels of personal disposable income and increased spending among China’s expanding consumer base. According to the Economist Intelligence Unit, or EIU, private consumption has grown at a 9% compound annual growth rate, or CAGR, over the last decade. According to Global Industry Analysts, Inc., or GIA, the precious jewelry market in China has increased by 35% since 2001, reaching $14.9 billion in 2006. GIA has predicted that the total market size for precious jewelry will exceed $18.2 billion in 2010. China has historically been the second largest gold consumer following India. Gold consumption in China is largely driven by the demand for gold jewelry, which accounts for 92% of gold consumption. According to the World Gold Council, the gold jewelry market in China has sustained stable growth in recent years, with a yearly average growth rate of over 8% from 2003 to 2006.

We believe that China’s gold and precious stone jewelry market will continue to grow as China’s economy continues to develop. Because gold has long been a symbol of wealth and prosperity in China, demand for gold jewelry, particularly karat gold jewelry, is firmly embedded in the country’s culture. The gold and precious stone jewelry market is currently benefiting from rising consumer spending and rapid urbanization of the Chinese population. We believe that jewelry companies like us, with a developed distribution network, attractive designs and reliable product quality, are well-positioned to build up our brands and capture an increasing share of China’s growing gold jewelry market.

Our Growth Strategy

Our goal is to become one of the dominant fine jewelry retailers in China. The principal components of the business strategy we implemented to attempt to attain our goal include the following:

Expand the Coverage of Our Retail Network

We plan to continue to expand the coverage of our retail network by organic growth through opening new boutiques in selected locations and by acquiring additional boutiques as appropriate opportunities arise. Our retail network expanded from 20 boutiques, the vast majority of which were located in northern China, as of December 31, 2007 to 49 boutiques, which are more geographically diverse within the PRC, although still heavily concentrated in northern China, as of June 30, 2010.  Our growth strategy includes opening 30 to 50 new retail CC, FENIX and Chow Tai Fook boutiques in the next three years throughout various regions throughout China, including Shanghai, Xian, Shenyang, Inner Mongolia, Chengdu, Wuhan, Beijing, Guangzhou and Chongqing, among others, in order to become an industry leader in the PRC.

In 2008, we opened seven new counters, including three CC counters and four FENIX counters.  In 2009, we opened thirteen new counters, including six CC counters, six FENIX counters and one Chow Tai Fook counter.  We opened two new CC stores, two Chow Tai Fook stores, two Chow Tai Fook counters and three FENIX counters during the six months ended June 30, 2010.  We intend to open six new CC counters and five FENIX counters during the second half of 2010.  We expect this expansion to cost approximately $7.8 million in the aggregate, which funds have been financed, and we expect to continue to finance, from short-term loans and cash flows generated by our operating activities.

We believe there is a large opportunity for growth in these new markets. Currently, our CC products are sold primarily in Shanxi Province, where our sales volume was ranked number one in 2008 and 2009 by the Shanxi Jewelry and Gems Trade Association. However, Shanxi Province accounted for only 2.2% of the PRC’s gross domestic product in 2009, raking 18th among 31 provinces and municipalities in China. Taiyuan City has the 59th largest revenues of all Chinese cities, or approximately 10% the revenues of Shanghai. Therefore, if we successfully penetrate other regions in China, as we have in Shanxi, we have the potential to grow significantly.

We believe that our expansion will continue to broaden our revenue base, increase our gross margins and enhance our overall competitiveness. In evaluating potential locations for boutiques, we consider, among other factors, market size, household income levels, consumer spending habits and competition in the relevant region.

If available liquidity is not sufficient to meet our expansion plans, our plans include considering pursuing financing arrangements. However, there is no assurance that, if required, we will be able to raise additional capital. In the alternative, in the event that we raise capital by issuing equity or convertible debt securities, such issuances could result in substantial dilution to our shareholders.

Enhance Brand Awareness

We plan to continue to enhance the appeal of our retail brand names, CC, FENIX and Chow Tai Fook through effective and systematic marketing campaigns. Although we believe that our economies of scale are significant in the Chinese fine jewelry sector, our market share remains relatively small due to the fragmented nature of the industry. Our retail expansion strategy should create a unified fine jewelry retail chain under our own CC and FENIX brands, along with Chow Tai Fook. We plan to continue to market CC, FENIX and Chow Tai Fook as brands associated with high quality, reliability, credibility and value, which would set us apart from many products and stores in China’s jewelry industry.

Competitive Strengths

Our management believes that the following competitive strengths differentiate us from other domestic and international competitors and are the key factors to our success:

We are taking advantage of industry trends

According to the Global Industry Analysts, Inc., or the GIA, the precious jewelry market in China has increased by 35% since 2001, reaching $14.9 billion in 2006. the GIA has predicted that the total market size for precious jewelry will exceed $18.2 billion in 2010.  We believe that China’s fine jewelry market will continue to grow as China’s economy continues to develop. Because gold and diamonds have long been a symbol of wealth and prosperity in China, demand for jewelry is firmly embedded in the country’s culture. The fine jewelry market is currently benefiting from rising consumer spending and rapid urbanization of the Chinese population. We believe that we are well-positioned to build up our brands and capture an increasing share of China’s growing fine jewelry market.

Leading fine jewelry retailer in China that continues to expand

We are one of the leading fine jewelry retailers in China. Our sales volume was ranked number one in Shanxi Province in 2008 and 2009 by the Shanxi Jewelry and Gems Trade Association.  In addition, our CC brand was named as a “famous brand in the China jewelry industry” by the Gems and Jewelry Trade Association of China in each of the last three years.  We have been expanding, and plan on continuing to expand, our operations throughout the PRC. China’s market for jewelry and other luxury goods is expanding rapidly, in large part due to China’s rapid economic growth. Our management anticipates a growing demand for our products.

Rigorous Quality Control Standards

We have a professional in-house quality control team that consists of eight full-time employees. Three of these employees are qualified to appraise diamond, gold and precious stones. All of our jewelry suppliers are required to provide us with a jewelry certificate along with each product, stating the name of the appraisal institute, the specifications and the appraisal opinions. Upon receiving the merchandise, our quality control team weighs each gold, platinum or other precious stone jewelry item and checks its appearance for any damage or stain.  In addition, our quality control team then appraises the item for carat weight, clarity, color and cut of each diamond jewelry item. A camera is installed on the top of each worktable to record the complete process, from the opening of the package delivered by the suppliers to the completion of the appraisal.

In addition to our in-house capabilities, we have entered into an agreement with the National Gemstone Testing Center, or the National Center, pursuant to which the National Center appraises our CC and FENIX products and issues national certificates for these products.

Experienced Management Team

We believe that the strength of our management team differentiates us from our competitors. Under the leadership of our chairman, Mr. Quanxiang Chen, we have grown our company to become a leading retailer of fine jewelry in China. Mr. Chen and other senior management members have extensive experience in the Chinese fine jewelry industry, particularly with respect to retail distribution. We believe our management team provides our company with a significant advantage over our competitors in fine jewelry boutiques.  We have also recruited a highly motivated team of employees across China with a wide array of local business relationships and in depth understanding of local markets. In addition, we have instituted a management training program and hold annual management conferences to reward and motivate strong performers.

Brand Recognition and Novel Designs

We believe that we differentiate ourselves because we have built a recognized brand name in the jewelry industry and because we offer superior product quality, timely delivery and high value. We design novel gold and precious stone jewelry that incorporates both Chinese and Western designs.  We have developed international training programs for our design team, which consists of six professional designers who incorporate Western aesthetics and design concepts.  We are committed to developing these novel designs, which enhances brand recognition and thereby maximizes our brand value. We focus on developing brands which incorporate aesthetic beauty with historical and philosophical symbols.

Sales Channel Advantage

We sell our products directly to retail consumers through our retail boutiques.  Almost all of our boutiques are located in high-quality malls and department stores in the PRC which attract significant numbers of middle and upper class individuals to whom we market our products. In this regard, we have established strategic cooperative relationships with several well-known PRC malls and department stores which enable us to obtain desirable locations for our boutiques.

Our Products

We offer a large selection of distinctively designed, high quality merchandise at various price levels. Our merchandise includes designer jewelry, diamonds, gemstone and precious metal jewelry. Our three fine jewelry brands are CC, FENIX and Chow Tai Fook.  Each brand differentiates itself through a unique selection of products, many of which are exclusive to our boutiques, marketing store design and customer experience.  We also offer gold handicraft articles which include gold bullion, gold bars and gold coins.

c.comeliness

Our twenty one c.comeliness, or CC boutiques, located in department stores and malls in major cities in the PRC, including Xi’an in Shanxi Province and Wuhan in Hubei Province, carry a large selection of CC brand name fine jewelry that we design.  Our CC jewelry is sold exclusively in our boutiques.  Our CC product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from platinum, gold, diamond and precious stones.  We market our CC jewelry as a middle to high-end fine jewelry brand.

CC jewelry is uniquely designed based on a combination of international trends and Chinese culture.  In addition, those CC items that are manufactured from red karat gold are unique because red karat gold jewelry is not commonly sold in the Chinese fine jewelry industry.

The geographic breakdown of our CC boutiques within the PRC is as follow: seventeen boutiques in northern China, three in the northwest and one in the south.

FENIX

Our seventeen FENIX boutiques, which are located in high-end department stores and malls in major cities in the PRC, including Shanghai, carry a large selection of FENIX brand name luxury jewelry that we design.  Our FENIX jewelry is sold exclusively in our boutiques.  Our FENIX product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from diamonds and jade.  We market our FENIX jewelry as a high-end luxury jewelry brand.  FENIX jewelry is designed with unique distinctions such as colorful diamonds.

The geographic breakdown of our FENIX boutiques within the PRC is as follow: six boutiques in northern China, two in the northeast, four in the northwest, two in eastern China and three in the southwest.

Chow Tai Fook

Our nine Chow Tai Fook boutiques, which are located in department stores and malls in major cities in the PRC, including Taiyuan, carry a large selection of fine jewelry designed by Chow Tai Fook.  Chow Tai Fook Jewelry (Shenzhen) Co., Ltd., a fine jewelry retailer owned by Chow Tai Fook Enterprises, has retail outlets in several countries, including over 150 retail outlets in mainland China.  We are a non-exclusive distributor of Chow Tai Fook products.  Pursuant to our arrangement with Chow Tai Fook, we are authorized to sell their products in boutiques located in Shanxi Province in northern China, which is where all nine of our Chow Tai Fook boutiques are located.  Our Chow Tai Fook product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from platinum, gold, diamond and precious stones.  Chow Tai Fook jewelry is marketed as a middle income luxury jewelry brand.

Other Products

We operate two Calvin Klein boutiques, which are located in department stores in the southwestern region of the PRC.  These boutiques carry a large selection of Calvin Klein designer clothing.  Revenue generated by these boutiques accounted for approximately 3% of our total revenue in 2009.

Until July 2009, we operated one counter for Luk Fook Jewelry and one counter for Emperor Jewelry, each of which is an independent jewelry company located in the PRC.  In July 2009, we terminated our arrangement with Emperor and in July 2010 we terminated our arrangement with Luk Fook in order to focus our resources on sales of our primary products.

Store Operations

Our stores are designed to differentiate our brands, create an attractive environment, make shopping convenient and enjoyable, and maximize operating efficiencies, all of which enhance the customer experience. We focus on store layout, with particular focus on arrangement of display cases, lighting, and choice of materials to optimize merchandise presentation. Promotional displays are changed periodically to provide variety or to reflect seasonal events.

Each of our stores is led by a store manager who is responsible for store-level operations, including overall store sales and personnel matters. Administrative matters, including purchasing, distribution and payroll, are consolidated at the corporate level to maintain efficiency and lower operating costs. In addition to selling jewelry, each store also offers standard warranties and return policies, and provides extended warranty coverage that may be purchased at the customer's option.

We have implemented inventory control systems, extensive security systems and loss prevention procedures to maintain low inventory losses. We screen employment applicants and provide our store personnel with training in loss prevention. Despite such precautions, we experience theft losses from time to time, and maintain insurance to cover such external losses.

We believe it is important to provide knowledgeable and responsive customer service and we maintain a strong focus on connecting with the customer, both through advertising and in-store communications and service. Our goal is to form and sustain an effective relationship with the customer from the first sale by maintaining a customer connection.

We continue to focus on the level and frequency of our employee training programs, particularly with store managers and key jewelry consultants. We provide sales and merchandise product training for all store personnel. In addition, we provide management training for store managers.

We enter in sales counter contracts with malls in China from time to time.  These contracts range in length from six months to 32 months.  Contract renewals must be in writing, and may be applied for one to three months before the expiration of the agreement.  We provide products to the malls and assume all insurance and transportation fees.  We are required to guarantee that our products are of a quality acceptable to the malls, free of intellectual property issues and we are responsible for the after-sales service of the products.  Our customers do not pay us directly.  Rather, the malls receive the customer payments and forward payment to us.  The malls, generally, receive a percentage of our profits, with the actual percentage varying among product types and contracting parties.  If there is a discount offered on items sold at our sales counters we are required to bear the loss resulting from such discount.  We receive the remaining income from our sales by the mall within 15 days of our payment of value-added taxes.  The mall is required to provide us with a statement of revenues from the sales counters and we must then pay value-added tax based on that statement.

We share the cost of advertising and promotion with the malls.  These fees are determined on a case by case basis.  The malls must approve our sales and management team, consisting of one store manager and five shopping guides.  However, the malls may not increase or decrease our sales and management team without our consent.  We are responsible for the salary, benefits and training of the sales and management team.  We also pay additional annual fees relating to employee welfare, training and VIP cards.  We are required to maintain sufficient levels of insurance on the products being sold at the counters and we must charge equal prices for products in all malls where our products are sold.  If the mall discovers that our products are priced differently at another mall, we will be subject to a penalty.  If we plan to change the price of a product we must notify the mall so that they can adjust prices accordingly.  We are required to maintain our counter at the mall during the term of the contract and we may not withdraw without the mall’s consent.  If we withdraw without consent, we may be subject to a penalty equal to the lost income for the remainder of the contract period. We have adopted new display methods in our boutiques in order to reduce the amount of display space needed for our products without compromising the aesthetics of the display. This allows us to display a larger selection of jewelry to customers and we believe it will increase our sales.

The purchasing, inspection, labeling, and distribution of the products are completed by the main office in Taiyuan City, which insures fast turnover of the central inventory and timely and accurate distribution to the boutiques.

Competition

Jewelry retailing is highly fragmented and competitive. We compete with a large number of independent regional and local jewelry retailers, as well as with other national jewelry chains. We also compete with other types of retailers who sell jewelry and gift items such as department stores, discounters, direct mail suppliers, online retailers and television home shopping programs. Certain of our competitors are non-specialty retailers, which are larger and have greater financial resources than we do. The malls where most of our stores are located typically contain competing national chains, independent jewelry stores and/or department store jewelry departments. We believe that we also are competing for consumers' discretionary spending dollars and, therefore, compete with retailers who offer merchandise other than jewelry or giftware. Therefore, we compete primarily on the basis of our reputation for high quality products, brand recognition, store location, distinctive and value-oriented merchandise, personalized customer service. Our success also is dependent on our ability to both create and react to customer demand for specific merchandise categories.

Segments of the fine jewelry industry include international jewelry brand name leaders such as Cartier, Tiffany and Bvlgari; Hong Kong brands such as Chow Tai Fook and Luk Fook; traditional and local Chinese brands such as Caibai, Shanxi Yinxingjin, Shanxi Hongyi Jewelry, Shenyang Cuihua Gold Shop, and Nanjing Baoqing; and emerging Chinese jewelry brands such as CHJ Jewelry and Tesiro.

In major cities, such as Shanghai, Chengdu and Xi’an, rival Chow Tai Fook retailers, are the main competitors to our CC boutiques.  However, Chow Tai Fook focuses primarily on gold, whereas CC has a wide array of gold, platinum and precious stone products.  In the Shanghai, Suzhou and Xi’an markets, our FENIX products face competition from ENZO, a company established by a Shenzhen enterprise that targets high income customers.  In subordinate cities, local retailers are our primary competitors.

Seasonality

Our business is affected by the seasonal pattern common to most retailers.  The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. Historically, the months that generally generate the greatest revenues for us are October through January (approximately 36.4% in 2008 and 36.5% in 2009 of annual revenues), as a result of holidays and festivals that occur during those months.  Retailers often experience increased sales due to the week-long public holiday for Chinese National Day, as well as Christmas and New Year’s Day. These months are also a peak season for marriages and the birth of newborns in China, which have historically resulted in higher sales.

Supplies and Merchandise Purchasing

Our principal materials are gold, platinum, diamonds and other precious stones. The gold industry as a whole is cyclical and, at times, pricing and availability of gold can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, industry, demand, inflation and expectations with respect to the rate of inflation, interest rates, gold sales by central banks, changes in investment trends and international monetary systems and the effect of changes in the supply and demand for gold in public and private markets. This volatility can significantly affect the availability and cost of gold materials for us.  See Risk Factor above, “Volatile gold prices can cause significant fluctuations in our operating results. Our revenues and operating income could decrease if gold or precious stone prices decline or if we are unable to pass price increases on to our customers.”

We purchase our merchandise from a network of established suppliers and manufacturers located in the PRC. In 2009, we procured our merchandise from the following types of suppliers (percentages reflect total supplies, including all of our products in the aggregate):

•	approximately 37.7% from gold, platinum and precious stone wholesalers;

•	approximately 25.6% directly from gold, platinum and precious stone jewelry manufacturers;

•	approximately 21.1% from Chow Tai Fook;

•	approximately 13.1% from diamond suppliers; and

•	approximately 2.4% from Calvin Klein.

For our diamond, gold, precious stone and platinum merchandise, we generally either provide the manufacturers with designs and other specifications or contract with the manufacturers to design the merchandise.  The manufacturers in turn provide us with the merchandise in finished form.  All purchasing is done through buying offices at our headquarters in Taiyuan.

We also employ six full-time designers who are responsible for designing approximately 15% of our CC and FENIX jewelry products in the aggregate.  The remaining 85% are designed by diamond, gold, platinum and precious stone jewelry manufacturers.  These designs are made exclusively for us, although some of the manufacturers own the intellectual property rights to these outsourced designs.  All of our products are manufactured by third parties.

During 2008 and 2009, we purchased approximately 56.3% and 49.6%, respectively, of our finished merchandise from our top five vendors and almost all of our diamonds from our top five diamond suppliers.  If our supply with these top vendors were disrupted, particularly at certain critical times during the year, our sales could be adversely affected in the short term until alternative supply arrangements could be established.

Retail Operations, Marketing and Sales Training

Retail Operations

We believe we are distinguished from many of our competitors because we offer a selection of distinctive high quality merchandise, a large percentage of which is sold exclusively in our boutiques, at a wide range of price points. We keep the majority of our inventory on display in our stores. Although each store stocks a representative selection of jewelry, certain inventory is tailored to meet local tastes and historical merchandise sales patterns of specific stores.

We believe that our boutiques’ elegant surroundings and distinctive merchandise displays play an important role in providing an atmosphere that encourages sales. We pay careful attention to detail in the design and layout of each store, particularly lighting, colors, choice of materials and placement of display cases. We also use window displays as a means of attracting walk-in traffic and reinforcing our distinctive image. Window displays are frequently changed to provide variety and to reflect seasonal events such as holidays.

Customer Self-Service Sales System

We created a new sales intranet website in 2009 and have utilized this system in all of our boutiques since November 2009. This system enables customers to browse all of the products in stock in all of our boutiques.  Customers can choose to purchase any product available in any of our boutiques or to design customized products. Any selected products which are not in stock in the boutique in which a customer makes a purchase are delivered directly to the customer’s home.  By enabling customers to select products stored in any of our boutiques from any location and delivering the products to their homes, we expect to increase our customers’ brand loyalty without having to expend significant resources to increase inventory levels at our boutiques.

Advertising and Promotion

We market our products through the following channels:

•            Media.  We advertise our products in newspapers and magazines, on television and radio, using outdoor advertising, such as advertisements painted on motor vehicles and other new media sources such as the internet, focus media, and Multi Messaging Service. These media are often used to target particular customers, such as high income consumers in business and financial magazines for our FENIX products.  In 2008 and 2009, media advertising comprised approximately 50% of our total marketing budget.

•            VIP memberships.  We have a private customer service program in which we analyze characteristics of our largest purchasers and provide customized service in order to increase these customers’ brand loyalty. In 2008 and 2009, investment in VIP memberships comprised approximately 25% of our total marketing budget.

•            In-store promotions.  We hold promotional activities in department stores, such as discounts on merchandise during holidays, based on our sales targets and the demands of our customers. The promotions generally last up to five days and have generated positive results with limited investment. In 2008 and 2009, these activities accounted for approximately 10% of our total marketing budget.

•            Publicity events.  When promoting a new product or operating a new counter or store, we generally sponsor a publicity event to increase our brand’s influence, such as parties with celebrity guests. Publicity events accounted for approximately 10% of our total marketing budget in 2008 and 2009.

•            Cross-industry cooperation.  We cooperate with companies in other industries with the same customer base. For example, customers may receive vouchers or discounts on our FENIX products when they purchase merchandise from a high-end clothing manufacturer. These activities accounted for approximately 5% of our total marketing budget in 2008 and 2009.

In 2008 and 2009, our total marketing budget was $1.6 million and $1.2 million, respectively.  As of June 30, 2010, there were 26 employees in our marketing department.

Personnel and Training

We place substantial emphasis on the professionalism of our sales force to maintain our position as a leading fine jeweler. We strive to hire only highly motivated, professional and customer-oriented individuals. All new sales professionals attend an intensive training program where they are trained in technical areas of the jewelry business, specific sales and service techniques and our commitment to client service. Management believes that attentive personal service and knowledgeable sales professionals are key components to our success.

Our Customers

We generate all of our revenues domestically from sales to retail customers at our boutiques. During the years ended December 31, 2009 and 2008, approximately 26% and 31%, respectively, of our sales were generated from our boutiques located in Hua Yu, which is a department store and the largest business group in Shanxi Province. The largest markets for our products are in the Shanxi Province, Chengdu City of the Sichuan Province and Shenyang City of the Liaoning Province.

Information Technology

We have developed a logistics network and management system through years of iterative design and adaptation. We have tailored this system for our business needs and the particularities of China’s fine jewelry sector. We can deliver products to any of the cities in which any of our boutiques is located, typically within 48 hours. We have capitalized on our economies of scale by centralizing our logistics management to serve our retail distribution network. Our logistics system administers procurement, inventory, warehouse and transportation management, product and order tracking, reporting, and other services. This integrated system allows us to respond quickly to product demand in multiple markets while increasing efficiency and minimizing costs.

Our information management systems are updated regularly and are designed to minimize handling and administrative costs, as well as ensure prompt ordering and timely arrival of our products. The system delivers real-time updates on sales of each specific stock-keeping unit, enabling us to fine-tune merchandise allocation and pricing in response to rapidly changing market demands. Our detailed sales information allows us to evaluate the impact of advertisements and promotional events by region, product and price. This information also helps us develop effective marketing activities and minimize costs.

Our technology systems provide information necessary for (i) store operations; (ii) inventory control; (iii) profitability monitoring; (iv) customer care; (v) expense control programs; and (vi) overall management decision support. Significant data processing systems include point-of-sale reporting, purchase order management, replenishment, inventory management, merchandise planning and control, payroll, general ledger, sales audit, and accounts payable. Bar code ticketing and scanning are used at all point-of-sale terminals to ensure accurate sales and margin data compilation and to provide for inventory control monitoring. Information is made available online to merchandising staff on a timely basis, thereby increasing the merchants' ability to be responsive to changes in customer behavior. We are also improving the connectivity between stores and our headquarters to enhance operating effectiveness.

Our information technology systems and processes allow management to monitor, review and control operational performance on a daily, monthly, quarterly and annual basis for each store and each transaction. Senior management can review and analyze activity by store, amount of sale, terms of sale or employees who sell the merchandise.

Intellectual Property

We rely on a combination of trademarks and confidentiality agreements to protect our intellectual property.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests.  Our employees generally enter into a confidentiality agreement with us as part of their employment agreement by which our employees have agreed that we hold the IP rights to the inventions, designs and technologies developed by the employee during their employment. Intellectual property protection and confidentiality terms are inserted in all of our processing contracts with manufacturers. We are not aware of any material infringement of our intellectual property rights.

Trademarks

We have been granted exclusive licenses to use two trademarks, both of which are registered trademarks in the PRC.  The owner of the trademarks, Man Yu, is the wife of Mr. Chen, our Chairman and Chief Executive Officer.  Pursuant to the licensing agreement between Ms. Yu and Chongqing, we have the exclusive right to these trademarks. We also have a non-exclusive license to use the Chow Tai Fook trademark.

The following table provides the name, trademark number and expiration date of the trademarks that we license exclusively:

Name of Trademark	Trademark No.	Expiration Date
c.comeliness	3123742	December 20, 2013
FENIX	3396432	August 20, 2014

Governmental Regulations

Business license

Any company that conducts business in the PRC must have a business license that covers a particular type of work. Our business license covers our present business of jewelry retail. Prior to expanding our business beyond that of our business license, we are required to apply and receive approval from the PRC government.

Employment laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract.

Value added tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Furthermore, when exporting goods, the exporter is entitled to a portion, or in some instances all, of the VAT refund that the exporter previously paid.

Foreign currency exchange

Under the PRC foreign currency exchange regulations applicable to us, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may buy, sell and/or remit foreign currencies only at those banks authorized to conduct foreign exchange business, after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Mandatory statutory reserve and dividend distributions

Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends out of their accumulated profits only, if any, as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year for its general reserve until the cumulative amount of such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

4C.  Organizational Structure

See “—History and Development of the Company” above in subsection A of Item 4 for a description of our organizational structure.

4D.  Property, Plants and Equipment

On August 1, 2008, we entered into a lease agreement with Quanxiang Chen, our Chairman and Chief Executive Officer, for office space located in Taiyuan City, Shanxi Province, with a total area of 1,656 square meters. The lease is for a ten year term, which terminates on August 1, 2018. The monthly rent is approximately $8,500.  We use this space as office space and our headquarters.  Management believes the lease terms are at least as favorable to us as we could have obtained from unaffiliated parties.

All of our boutiques are leased and are predominantly located in regional or super-regional malls or department stores. Our new boutique lease has a term ranging from six to thirty four months, and an average of approximately one year, with an option to renew for additional terms. These leases generally include a minimum base rent, a percentage rent payment based on store sales and certain other occupancy charges. As of June 30, 2010, the average remaining life of the leases for our boutiques was six month. While there can be no assurance, we expect generally to be able to renew desirable leases as they expire.

As of June 30, 2010, we operated a total of 13 stores and 36 counters.  The average size of a store is 290 square meters and the average size of a counter is 87.5 square meters.  In the aggregate, our boutiques are 6,925 square meters.

We consider the CC stores located on Changfeng Road and Kaihuasi Road, both in Taiyuan City, PRC, to be our primary CC stores because of their superior location, abundance of inventory and full selection of products.

We do not lease any other properties, or own any land use rights or real property.  We believe that our current property rights are sufficient for our current operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A.  Operating Results

Overview

General

We are a leading jewelry brand which designs and retails fine jewelry in China, with headquarters in Taiyuan City, Shanxi Province, PRC.  Our CC brand was named as a “famous brand in the China jewelry industry” by the Gems and Jewelry Trade Association of China in each of the last three years.

As of June 30, 2010, we operated an aggregate of forty seven fine jewelry stores and counters, which we refer to, collectively, as boutiques, located in several major cities in the PRC, including:

•	twenty one jewelry boutiques under our own CC brand;

•	seventeen jewelry boutiques under our own FENIX brand; and

•	nine jewelry boutiques under the Chow Tai Fook brand.

Currently, the majority of our boutiques are located in northern China.  The remaining boutiques are located in other regions in China.  We intend to expand our industry position in the fine jewelry market in China by strengthening our presence in northern China and continuing to expand from northern China into other regions in China.

As a fine jeweler, most of our jewelry products are constructed of 18 karat gold or platinum, with or without precious gemstones such as diamonds, jade and emerald, with significant emphasis on quality craftsmanship and distinctive design.

On September 10, 2010, Super Champ and its sole shareholder entered into a share exchange agreement with Square C, a British Virgin Islands limited liability company organized on April 9, 2010 under the BVI Act, and the shareholders of Square C. Pursuant to the share exchange agreement, Super Champ acquired from the shareholders of Square C all of the issued and outstanding shares of Square C, in exchange for an aggregate of 7,000,000 newly issued ordinary shares issued by Super Champ to the shareholders of Square C.  In addition, the sole shareholder of Super Champ sold all of the 5,000,000 ordinary shares of Super Champ that were issued and outstanding prior to the business combination, to the shareholders of Square C for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Square C prior to the business combination acquired 100% of the equity of Super Champ, and Super Champ acquired 100% of the equity of Square C.  Square C is now a wholly owned subsidiary of Super Champ.  In conjunction with the business combination, Super Champ filed an amended charter, pursuant to which Super Champ changed its name to CC Jewelry Co., Ltd., changed its fiscal year end to December 31, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, we ceased to be a shell company.

Important Factors Affecting our Financial Condition and Results of Operations, and Existing Trends

Our financial condition and results of operations have been, and will continue to be, affected by a number of factors, including those set forth below.

Terms of payments by malls and department stores

Our financial condition depends in part on how quickly we can collect revenues from the malls and department stores in which we operate.  Generally, our arrangements with malls and department stores, with respect to our counters, provide that payments from customers are to be paid to the mall or department store.  Approximately fifteen to ninety days later, the mall or department store forwards these customer payments to us after deducting rent and other related fees or a percentage of our profits.

Our sales counter contracts with malls and department stores in the PRC range in duration from six months to 32 months.  Contract renewals must be in writing, and may be applied for one to three months before the expiration of the agreement.  We deliver all of our merchandise to our counters and assume all insurance and transportation fees.  We are required under our sales contracts with the malls to guarantee that our products are of a quality acceptable to the malls and are free of intellectual property issues.  We are responsible for the after-sales service of the products.  The individual customers that purchase jewelry in our stores do not pay us directly.  Rather, the malls receive payments from customers and forward payment to us.  The malls generally deduct either rent and other related payments or a percentage of our profits, with the actual percentage varying among product types and contracting parties.

In 2009, our accounts receivable increased by approximately $2.9 million as compared to 2008.  The primary reason for this increase is that during 2009, we extended the three-month credit term generally granted to Hua Yu pursuant to our agreement with Hua Yu to six months with respect to customer payments in the amount of $2.4 million.  Hua Yu is a department store located in Taiyuan, Shanxi Province, in which we have one CC counter, one Chow Tai Fook counter and one FENIX counter, which collectively generated approximately 24% of our total revenues in 2009.  The $2.4 payment was subsequently repaid in full in June 2010.  We do not expect this trend to continue with Hua Yu or other malls or convenience stores in the future.

Seasonality of our retail business

Our business is affected by the seasonal pattern common to most retailers.  The primary factors that affect the seasonal changes in our business operations are holidays and traditional Chinese festivals. Historically, our highest quarterly net sales occur during the fourth quarter, as customers purchase higher levels of jewelry during the holiday season.  In the fourth quarter, retailers often experience increased sales due to the week-long public holiday for Chinese National Day, as well as Christmas and New Year’s Day. This quarter is also a peak season for marriages and the birth of newborns in China, which have historically resulted in higher sales.  Historically, the months that generally generate the greatest revenues for us are October through January (approximately 36.4% in 2008 and 36.5% in 2009 of annual revenues), as a result of holidays and festivals that occur during those months.  We expect this trend to continue.

Any significant decrease in net sales during the holiday or Chinese festival seasons would have a material adverse effect on our business, our financial condition and our results of operations. In addition, in order to prepare for these seasons, we must order and keep in stock significantly more merchandise than we carry during other periods during the year. This inventory build-up may require us to expend cash faster than we generate by our operations during these periods. Any unanticipated decrease in demand for our merchandise during this peak shopping season could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business and profitability.

Because of the briefness of these selling periods, the opportunity for sales to recover in the event of a disruption or other difficulty is limited, and the impact of disruptions and difficulties can be significant. For instance, adverse weather, a significant interruption in the receipt of products or a sharp decline in mall traffic occurring during one of these selling periods could materially impact sales for the affected period and, because of the importance of each of these selling periods, commensurately impact overall sales and earnings.

Product mix

Our results of operations depend in part on the product mix that we attain during a particular financial reporting period.  We sell our jewelry according to consumer demands.  The sales prices of our FENIX jewelry are higher than the prices of our CC and Chow Tai Fook jewelry because they are more customized and they are marketed to high income individuals.  Since the increase in our expenses in designing and selling FENIX jewelry is less than the increased sales prices, these products generate higher profit margins than our CC and Chow Tai Fook jewelry.  Specifically, our profit margins for our primary products were as follows in 2008 and 2009:

	2008	2009
FENIX	55%	47%
CC	24%	29%
Chow Tai Fook	20%	23%

In 2008, sales of our CC products generated approximately 58% of our total revenue, an increase of approximately five times the revenue that our CC products generated in 2007.  The reason for this increase is that during 2008 we increased our sales efforts by hosting promotional activities, increasing advertisements and operating new boutiques in order to increase brand awareness of our CC jewelry in Shanxi Province in the PRC.  Once we achieved targeted levels of revenue for our CC jewelry, beginning in 2009, we increased our sales efforts for our FENIX jewelry by hosting promotional activities and increasing advertisements and other publicity events in order to increase brand awareness of our FENIX jewelry in Shanxi Province in the PRC.  As a result, in 2009, sales of our FENIX products increased by 87.5% while sales of our CC products decreased slightly from 2008 levels.  Nonetheless, because of a decrease in sales of our Chow Tai Fook products due to increased competition in 2007, our overall revenues decreased slightly as compared to 2008.

In order to attract new customers, enhance our brand awareness and increase sales volume, we offer promotional discounts and increase our marketing efforts.  In 2008, we opened three CC counters and focused our promotional and advertising activities on these products.  Consequently, the profit margin for these products decreased in 2008.  Similarly, in 2009, we opened six FENIX counters and focused our promotional and advertising activities on these products.  Consequently, our profit margin for these products decreased in 2009.  Profit margins for Chow Tai Fook products remained relatively stable in 2008  an 2009 because Chow Tai Fook is a mature brand.  In 2009, we phased out the operations of our Luk Fook and Emperor jewelry stores, which together generated approximately $2.8 million, or 5% of our total revenue, in 2008, in order to focus our resources on the growth of our CC, FENIX and Chow Tai Fook stores.

We expect sales volume of our CC, FENIX and Chow Tai Fook jewelry to increase over time as we increase the number of our boutiques and as our CC and FENIX brands continue to gain recognition as leaders in the PRC fine jewelry industry.  We also anticipate sales of our CC and FENIX brands continuing to increase proportionally in 2010 and beyond.  Specifically, we estimate that for the year ending December 31, 2010, sales of our CC brand, FENIX brand and Chow Tai Fook brand will represent 65%, 18% and 15% of our revenues, respectively.  We anticipate sales of our CC and FENIX brands continuing to increase proportionally beyond 2010.

Increasing number of boutiques and geographical locations

In order to try to capture additional market share for our jewelry, we have increased over the past several years, and plan to continue to increase, the number of our boutiques in various regions in the PRC.  Additional stores and counters have had, and could continue to have, a significant effect on our results of operations, by increasing our brand awareness and allowing us to generate higher revenues and profits.

Our retail network expanded from 20 boutiques as of December 31, 2007 to 49 as of June 30, 2010.  As a result, our revenues and net income grew from $32.4 million and $2.0 million, respectively, in 2007, to $58.0 million and $6.2 million respectively in 2009.  Our growth strategy includes opening an aggregate of 30 to 50 new retail CC, FENIX and Chow Tai Fook boutiques in the next three years in various regions throughout China, including Shanghai, Xi’an, Shenyang, Inner Mongolia, Chengdu, Wuhan, Beijing, Guangzhou and Chongqing, among others, in order to try to capture additional market share.

Our retail expansion strategy will largely depend on our ability to successfully find sites for, and to open and operate, new retail locations.  Any failure to successfully open and operate new retail counters and stores could limit our ability to grow our revenues or profits in the manner we desire.  In addition, our proposed retail expansion program will place increased demands on our operational, managerial and administrative resources.  These increased demands could cause us to operate our business less effectively, which in turn, could cause deterioration in the financial performance of our overall business.

Availability of raw materials

We currently purchase almost all of our raw materials from a small number of suppliers.  During 2008 and 2009, we purchased approximately 56.3% and 49.6%, respectively, of our gold, platinum and other merchandise from our top five finished product vendors and almost all of our diamonds from our top five diamond suppliers.  As we increase the scale of our retail operations, we may need to establish a more diverse supplier network, while attempting to continue to leverage our purchasing power to obtain favorable pricing and delivery terms.  However, in the event that we need to diversify our supplier network, we may not be able to procure a sufficient supply of high quality gold, platinum, diamonds or other merchandise at a competitive price, which could have an adverse effect on our results of operations, financial condition and cash flows.

Furthermore, despite our efforts to control our supply of diamonds and fine jewelry and maintain good relationships with our existing suppliers, we could lose one or more of our existing suppliers at any time.  The loss of one or more key suppliers could increase our reliance on higher cost or lower quality supplies, which could negatively affect our profitability.  Any interruptions to, or decline in, the amount or quality of our diamond and fine jewelry supplies could materially disrupt our production and adversely affect our business, financial condition and financial prospects.

Growth of the Chinese economy

We operate our manufacturing facilities in China and derive the majority of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to the National Bureau of Statistics of China, China has experienced significant economic growth, achieving a CAGR, of 12.1% in gross domestic product from 1997 through 2007. Domestic demand for, and consumption of, jewelry and gems has increased substantially as a result of this growth. However, any adverse changes in economic conditions or regulatory environment in China may have a material adverse effect on our future performances.

Costs of being a public company

Prior to the business combination, CC Jewelry did not operate as a public company. CC Jewelry has incurred significant accounting, legal and other expenses in connection with the business combination since its year ended December 31, 2009, and it expects that compliance with its obligations as a public company will require significant management time and continued increases in general administrative expenses, including insurance, legal and financial compliance costs.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Description of Selected Income Statement Items

Revenue.  We generate revenue from sales of our CC, FENIX, Chow Tai Fook and Calvin Klein products.  In 2008 and early 2009, we also sold Luk Fook and Emperor jewelry.

Cost of goods sold.  Cost of goods sold includes costs related to the purchase of merchandise from third parties, as well as receiving and distribution costs.

Selling expenses.  Selling expenses include costs associated with the selling and promotion of products, including sales commissions, payroll, traveling expenses, transportation expenses and advertising expenses.

Advertising expenses.  Advertising expenses consist of marketing products through the media, VIP memberships, in-store promotions, publicity events and cross-industry cooperation (see “Advertising and Promotion” in “Retail Operations, Marketing and Sales Training” in item 4B, Business Overview).

General and administrative expenses.  General and administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation.  We expect administrative expenses to continue to increase as we incur additional expenses related to costs of compliance with securities laws and other regulations, including increased audit and legal fees and investor relations expenses.

Interest expenses.  Interest expenses consist of interest expense on bank loans.

Income Taxes.  The PRC Enterprise Income Tax Law imposed an income tax rate of 25% beginning in 2008 for enterprises registered in the PRC.  As our income tax obligations increase over time as a result of higher revenue, our net income will be affected.

Results of Operations

The following table sets forth key components of our results of operations for the periods indicated, in dollars and as a percentage of revenue.

 (All amounts in U.S. dollars, except for percentages)
	For Year Ended December 31,
	2009		2008
	(Audited)		(Audited)
	USD	% of Revenue	USD	% of Revenue
Revenue, net	$58,920,419	100%	$59,767,770	100%
Cost of goods sold	41,180,014	69.9%	44,148,820	73.9%
Gross profit	17,740,405	30.1%	15,618,950	26.1%
Operating expenses
Selling expenses	5,103,750	8.7%	5,946,222	9.9%
Advertising expense	1,216,275	2.1%	1,591,568	2.7%
General and administrative expenses	1,979,296	3.3%	2,590,548	4.3%
Total operating expenses	8,299,321	14.1%	10,128,388	16.9%
Income from operations	9,441,084	16.0%	5,490,612	9.2%
Other income expenses
Interest expenses, net	(957,643)	1.6%	(1,051,180)	1.8%
Other expenses, net	(85,970)	0.1%	(47,048)	0.1%
Total other expenses	(1,043,613)		(1,098,228)
Income before income taxes	8,397,471	14.3%	4,392,384	7.3%
Income taxes	(2,170,785)	3.7%	(1,179,861)	2.0%
Net income	6,226,686	10.6%	3,212,523	5.3%
Other comprehensive income
Foreign currency translation adjustments	55,309	0.1%	1,104,798	1.9%
Comprehensive income	$6,281,995	10.7%	$4,317,321	7.2%

Revenue, net.  During the year ended December 31, 2009, we had revenues of approximately $58.9 million as compared to revenues of approximately $59.8 million during year ended December 31, 2008, a decrease of $0.9 million, or 1.4%. The slight decrease in our revenues during the year ended December 31, 2009 was attributable to a decrease in the volume of sales of our CC products in 2009 and a 20.8% decrease in revenues from sales of Chow Tai Fook jewelry as a result of lower sales volume attributable to gold jewelry retail competitors penetrating Shanxi Province in 2009. We also phased out our Luk Fook and Emperor jewelry stores in 2009.  These decreases were offset by a 87.5% increase in revenues from sales of our FENIX jewelry in 2009 as compared to 2008.

The following table provides a breakdown of revenues of each of our brands during the years December 31, 2009 and 2008:

	Year ended December 31,
(in millions of U.S. dollars)
	2009		2008
	Revenue	% of total revenue	Revenue	% of total revenue	Change from the same period last year
Brands:
CC	$34.2	58%	$35.8	60%	(0.4)%
Chow Tai Fook	$11.9	20%	$14.8	25%	(19.6)%
FENIX	$9.0	15%	$4.8	8%	87.5%
Other (1)	$3.8	7%	$4.6	7%	(17.4)%
Total	58.9	100%	$60.0	100%	–

(1) Includes sales of Calvin Klein, Luk Fook and Emperor products.

Cost of goods sold.  Cost of goods sold was approximately $41.2 million during the year ended December 31, 2009, as compared to approximately $44.1 million during the year ended December 31, 2008, representing a decrease of 6.7% or approximately $2.9 million. This decrease resulted from the change of our product mix in 2009 as compared to 2008.  The cost of goods sold for our FENIX jewelry is proportionately lower than the cost of goods sold for our other products. Because sales of our FENIX products increased 87.5% in 2009 as compared to 2008, our cost of goods sold decreased during that period.  As a percentage of revenue, cost of goods sold decreased from 73.9% to 69.9% during the year ended December 31, 2009.

Gross profit and gross margin.  Our gross profit is equal to the difference between our revenue and our cost of goods sold. Our gross profit increased 13.7% to approximately $17.7 million during the year ended December 31, 2009, from approximately $15.7 million for the same period in 2008.  For the years ended December 31, 2009 and 2008, our gross margin was 30.1% and 26.1%, respectively.  The increase was attributable to the change of our product mix in 2009, as sales of our higher margin FENIX jewelry increased.

Selling expenses.  Selling expenses totaled $5.1 million for the year ended December 31, 2009, as compared to $5.9 million for the year ended December 31, 2008, a decrease of 14.2%.  This decrease was attributable to our retaining a smaller sales team for our CC products in 2009 once we achieved targeted levels of revenue and brand awareness.

Advertising expense.  Advertising expense totaled approximately $1.2 million for the year ended December 31, 2009, as compared to $1.6 million for the year ended December 31, 2008, a decrease of 23.5%.  This decrease was attributable to increased brand awareness and brand recognition based on market efforts made in 2008.

General and administrative expenses.  General and administrative expenses totaled approximately $2.0 million for the year ended December 31, 2009, as compared to approximately $2.6 million for the year ended December 31, 2008, representing a decrease of 23.1%. This decrease was attributable to a decrease in the provision for doubtful accounts.

Income taxes.  We incurred income tax expenses of $2.2 million and $1.2 million for the fiscal years ended December 31, 2009 and 2008, respectively.  The increase was a result of increased profits in 2009 as compared to 2008.

Net income.  As a result of the foregoing, our net income totaled approximately $6.2 million for the year ended December 31, 2009, as compared to approximately $3.2 million for the year ended December 31, 2008, an increase of 93.8%.

Foreign currency translation adjustments.  Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and judgments. See Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies.” We believe that the following paragraphs reflect the most critical accounting policies that currently affect our financial condition and results of operations.

Basis of Consolidation

The consolidated financial statements include the accounts of Square C and its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation. ASC 810 requires a VIE entity to be consolidated by a company if that company is subject to a majority of the risk of loss for the variable interest entity or is entitled to receive a majority of the variable interest entity’s residual returns. Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars, while the functional currency of the Company is Renminbi, as determined based on the criteria of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 830 “Foreign Currency Matters”.  The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses.  Capital accounts are translated at their historical exchange rates when the capital transactions occurred.  The resulting transaction adjustments are recorded as a component of other comprehensive income with in shareholders’ equity.  Gains and losses from foreign currency transactions are included in net income.

	2009	2008
Year ended RMB: US$ exchange rate	6.8372	6.8542
Average yearly RMB: US$ exchange rate	6.8409	6.9622

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

Revenue Recognition

Wholesale revenues are recognized upon delivery and acceptance of merchandise by the customers while retail revenues are recognized at the “point of sale”, which occurs when merchandise is taken in an “over-the-counter” transaction, provided that all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectability is reasonable assured.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method.  Estimated useful lives are as follows:

Leasehold improvements	3-5 years
Furniture and office equipment	2-3 years
Machinery and equipment	2-3 years
Motor vehicles	5 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.  The cost of maintenance and repairs is charged to statement of operations as incurred, whereas significant renewals and betterments are capitalized.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing these assessments include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  Based on these assessments there was no impairment at December 31, 2009 and 2008.

Recently Issued Accounting Pronouncements

In June 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, the FASB ASC and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162).  ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America.  The adoption of this standard has no impact on the Company’s consolidated financial statements.  However, reference to specific accounting standards have been changed to refer to appropriate section of the ASC.  Subsequent revisions to GAAP by the FASB will be incorporated into ASC through issuance of Accounting Standards Updates (“ASU”).

Effective January 1, 2009, the Company adopted ASC 805 (formerly SFAS No. 141 R, Business Combinations).  ASC 805 requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired.  The adoption of ASC 805 did not have any effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements).  This Statement establishes accounting and reporting standards that require the ownership interests in subsidiaries’ non-parent owners be clearly presented in the equity section of the balance sheet; requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; requires that when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value and the gain or loss on the deconsolidation of the subsidiary be measured using the fair value of any non-controlling equity; requires that entities provide disclosures that clearly identify the interests of the parent and the interests of the non-controlling owners.  The adoption of ASC 810-10 did not have a significant effect on the Company’s consolidated financial statements.

On April 1, 2009, the FASB approved ASC 805 (formerly FSP FAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies), which amends Statement 141R and eliminates the distinction between contractual and non-contractual contingencies.  Under ASC 805, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in SFAS No. 5, Accounting for Contingencies and Interpretation 14, “Reasonable Estimation of the Amount of a Loss – and interpretation of FASB Statement No. 5,” to determine whether the contingency should be recognized as of the acquisition date or after it.  The adoption of ASC 805 did not have a material effect on the Company’s consolidated financial statements.

ASC 320-10 (formerly FSP FAS 115-2 and FAS 124-2) amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We are required to adopt ASC 320-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 320-10 does not require disclosures for periods presented for comparative purposes at initial adoption.  ASC 320-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 320-10 did not have a material effect on the Company’s consolidated financial statements.

On April 9, 2009, the FASB also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting.  We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 825-10 did not have a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales.  It reaffirms what FASB ASC 820 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.  Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.  This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”.  Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach).  FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability.  The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (FASB ASC 855-10”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements.  The statement is effective for interim and annual periods ended after June 15, 2009.  The standard was subsequently amended by FASB ASU 2010-09 which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated.

In September 2009, the Emerging Issues Task Force reached final consensus on FASB ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”.  FASB ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued FASB ASU 2009-17, Consolidation (“FASB ASC 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.  This ASU amends the FASB Accounting Standards Codification for statement No.167.  In June 2009, the FASB issued SFAS No.167, Amendments to FASB Interpretation No. 46(R), which requires an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity.  SFAS No.167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that, with early application prohibited.  The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-05 (ASU 2010-05), “Compensation – Stock Compensation (Topic 718)”.  This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on the Company’s consolidated financial statements and is effective immediately.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements.  This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements.  This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Early adoption is permitted.  The provisions of ASU 2010-06 did not have a material effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09), "Subsequent Events (Topic 855)."  The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  ASU 2010-09 is effective for interim or annual financial periods ending after June 15, 2010.  The provisions of ASU 2010-09 did not have a material effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), "Consolidation (Topic 810)."  The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.  The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board ("IASB") for certain investment funds when compared with the conclusions reached under Statement 167.  The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167.  Early application is not permitted.  The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), "Derivative and Hedging (Topic 815)."  All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts.  ASU 2010-11 is effective at the beginning of the reporting entity's first fiscal quarter beginning after June 15, 2010.  The provisions of ASU 2010-11 did not have a material effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Compensation—Stock Compensation (Topic 718)." This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the Company’s consolidated financial statements.

Governmental Regulations

See the discussion under the heading “Governmental Regulations” in Item 4 above for a discussion of governmental policies or factors that could materially affect our business.

5B. Liquidity and Capital Resources

Our cash requirements consist primarily of funding ongoing operations, including primarily inventory requirements, capital expenditures for the opening of new boutiques and debt service.  The major sources of our liquidity for fiscal years 2009 and 2008 were cash generated from operations and short-term borrowings, including short-term loans from banks, notes payable and loans from Mr. Chen.  We expect to continue to finance our operations and working capital needs in the near future from cash generated from operations and short-term borrowings. Our cash and cash equivalents are denominated in RMB.

Our business is highly seasonal. The months that generally generate the greatest revenues for us are October through January (approximately 36.4% in 2008 and 36.5% in 2009 of annual revenues), as a result of holidays and festivals that occur during those months.  We purchase inventory in anticipation of these periods and, as a result, have higher inventory and inventory financing needs immediately prior to these periods.  Owned inventory at December 31, 2009 was $31.5 million as compared to $26.0 million at December 31, 2008.

Our cash and cash equivalents were approximately $1.5 million at December 31, 2009, as compared to $0.8 million at December 31, 2008, which increase was due to an increase in cash provided by our operations as well as increased proceeds from bank loans.  We believe that our cash reserves, together with expected cash flow from operations and short-term loans, are sufficient to allow us to continue to operate for the next 12 months. However, we may sell equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserves for future expansion. The sale of additional equity would result in dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, or other restrictive covenants.  We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Loans

At December 31, 2009, we had approximately $8.2 million of short-term bank loans and $0.8 million of notes payable outstanding, as compared to $3.9 million and $0.8 million at December 31, 2008, respectively.

Short term bank loans are obtained from local banks in China. All the short-term bank loans are repayable within one year.  We may use our short-term borrowings from local banks for inventory purchases only, and not for construction or improvement of facilities or other purposes.

The weighted average annual interest rate of the short-term bank loans was 8.43% and 12.23% as of December 31, 2009 and 2008, respectively. Interest expense related to these loans was $511,361 and $470,855 for the years ended December 31, 2009 and 2008, respectively.

We have not experienced any difficulties in the acquisition and rollover of the short-term bank loans that we use to fund our daily operations. We anticipate rollovers of all current facilities that are set to mature in the 2010.

Working Capital

Our working capital was approximately $20.9 million at December 31, 2009 as compared to $15.4 million at December 31, 2008.  This increase was due to significant increases in our accounts receivable, an increase in inventories resulting from our opening 13 counters in 2009 compared to 7 counters in 2008 and a decrease in amounts owed to Mr. Chen, our Chairman and Chief Executive Officer, offset by an increase in short-term bank loans and income taxes payable.

Cash Flows

The following table sets forth a summary of our net cash flow information for the periods indicated:

(All amounts in U.S. dollars)
	Year Ended December 31,
	2009	2008
	(Audited)	(Audited)
Net cash provided by operating activities	$1,393,288	$1,821,874
Net cash used in investing activities	(2,454,080)	(3,390,796)
Net cash provided by financing activities	4,636,016	788,464

Operating Activities

Net cash provided by operating activities was approximately $1.4 million in 2009, as compared to approximately $1.8 million in 2008. This decrease in cash provided by operating activities was primarily attributable to the following factors: a decrease in the provision for doubtful accounts following the write-off of $0.7 million owed by a distributor in 2008, an increase of $2.9 million of accounts receivable in 2009 as compared to a decrease of $1.9 million in 2008 due to an extension of credit to new department store customers in 2009 and an extension of credit of $2.4 million in 2009 to Hua Yu, a department store in which we generate a significant amount of revenue, a decrease in advances to suppliers in 2009 as compared to 2008 due to higher levels of inventory expenditures in 2008 to develop our CC business, a smaller increase in accounts payable in 2009 as compared to 2008 due to a steady increase of sales in 2009, and a $0.5 million decrease in other payables and accrued expenses in 2009 due to a decrease in advertisement expenses.  In addition, retirement of plant, property and equipment was higher in 2008 as a result of our adjusting this item in 2008 from the prior period by calculating our different brands separately.

These amounts were offset by an increase in net income of $6.2 million in 2009 as compared to $3.2 million in 2008 for the reasons described above under “Results of Operations,” a $2.1 million increase in income taxes payable in 2009 as compared to $1.2 million in 2008, a smaller increase in inventories in 2009 as compared to 2008 due to the need for additional inventory in newly opened counters in 2008, a decrease in amounts due from related parties and a slight increase in amounts due to related parties in 2009 as compared to 2008.

Investing Activities

Net cash used in investing activities was approximately $2.5 million in 2009, as compared to $3.4 million in 2008. This decrease in cash used in investing activities was primarily attributable to a smaller increase in purchases of property, plant and equipment in 2009 as compared to 2008 because in 2008 we increased purchases of equipment and transportation vehicles to develop our CC business, and an increase in long-term equity investments in 2008 due to an investment in Datong Tianfu, a distributor of ours.  These amounts were offset by a $2.2 million increase in payments for construction in progress in 2009 as compared to an increase of $1.8 million in 2008 due to the opening of additional boutiques.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2009 was approximately $4.6 million, as compared to approximately $0.8 million in 2008. The increase in cash provided by financing activities was primarily the result of proceeds from short-term bank loans in the amount of $8.6 million in 2009 as compared to $4.2 million in 2008 and decreased repayments of notes payable in 2009 as compared to 2008.  These amounts were offset by a decrease in proceeds from notes payable in 2009 as compared to 2008 and an increase in repayments of short-term bank loans in 2009 as compared to 2008.

Inventory

Inventory comprises the majority of our assets because many of our jewelry units are very valuable. Therefore, we have implemented measures to effectively manage the inventory levels in our retail stores.

We created a new sales intranet website in 2009 and have utilized this system in all of our boutiques since November 2009. This system enables customers to browse all of the products in stock in all of our boutiques.  Customers can choose to purchase any product available in any of our boutiques or to design customized products. Any selected products which are not in stock in the boutique in which a customer makes a purchase are delivered directly to the customer’s home.  By enabling customers to select products stored in any of our boutiques from any location and delivering the products to their homes, we expect to increase our customers’ brand loyalty without having to expend significant resources to increase inventory levels at our boutiques.  This information allows us to improve the inventory turnover rate. Slow selling items are transferred to boutiques where we determine the products will sell more quickly. The best-selling items are also transferred among different boutiques to enable shops to focus their attention on promoting slow-selling items. Out-dated products are sent back to the company in order to reuse the materials.

Transportation

Our transportation expenses reflect primarily the expenses of delivering products to our boutiques, transferring products between boutiques, and distributing other materials such as promotional displays, advertisements and packaging materials. We transport products directly to our boutiques, which enables us to avoid the extra costs of an intermediate and insure the safety and timeliness of product transportation.

5.C.  Research and Development, Patents and Licenses, etc.

Research and Development

We have research and development staff comprised of six employees.  Our research and development budget was minimal in the past three years.

We regularly train the members of our research and development department in order to consistently enhance our research and development capabilities in the field of jewelry design. We have developed a business model that involves a very close interrelationship between our research and development department and our product development and marketing departments. As a result, we focus our research and development activities on projects that would enable us to branch out our products into new desired markets and increase our market share in existing markets, such as attending international jewelry shows in the PRC.

We believe that our research and development activities for jewelry are effective because we combine fashion with tradition in design, we appoint and cultivate designers who specialize in jewelry design and we design products which appeal to various customer bases and various price points.

5.D.  Trend Information

See discussion in Parts A and B of this item.

5.E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

5.F.  Tabular Disclosure of Contractual Obligations

	Payments due by period (in thousands of dollars)
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Operating lease obligations (1)		$1,082,138	$1,861,603	$1,425,159	$4,153,222
Short-term debt obligations (2)		$8,190,487

Total		$9,272,625	$1,861,603	$1,425,159	$4,153,222

(1)
These amounts reflect payments due to malls and department stores in which our stores are located as well as rent payments for our headquarters.  In contrast, fixed rent malls, and stores in which our counters are located are paid a percentage of our revenues rather than a fixed payment.

(2)	Attributable to short-term bank loans due in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Since the date of our business combination, the following individuals have served as our directors and executive officers:

Name	Positions	Age
Quanxiang Chen	Chairman and Chief Executive Officer	38
Xiaolin Mao	Chief Financial Officer and Director	43
Xiaoguo Cui	Vice President, Human Resources and Director	31
Yingyan Guo	Vice President, Brand Development	33

Mr. Quanxiang Chen founded Taiyuan Basic Points in 2002. Mr. Chen entered the market operation of the gems and jewelry industry in 1997, when China began to issue business certificates to gold retailers. From 1997 until 2002, Mr. Chen was involved in the distribution of jewelry, including CC jewelry, which brand he created in 2000.  Mr. Chen graduated from the College of Electric Power at Taiyuan Institute of Technology and obtained his degree in power generation and distribution. Mr. Chen attended the Pearl Diamond Gem and Jewelry Laboratory of the China National Pearl Diamond Gem and Jewelry Import and Export Corporation and National Jewelry Quality Supervision and Inspection Center of China. Mr. Chen obtained a certificate in jewelry appraisal from the National Jewelry Import and Export Corporation Laboratory, and he was qualified to analyze gold ornaments by the National Jewelry Testing Center.

Ms. Xiaolin Mao was appointed as a director and as our Chief Financial Officer following our business combination.  From 2006 to 2010, she also served as the CFO of Taiyuan Basic Points Trading Co., Ltd.. From 2003 to 2006, Ms. Mao was as an auditor with the Shanxi Huaxing accounting firm. Prior to that, from 1984 to 2003, she worked as section chief of the accounting section at Linfen Iron & Steel Group, at the large state-owned steel enterprise. Ms Mao graduated from Shanxi University of Finance and Accounting and obtained her degree in accounting.  She is a Chinese certified public accountant and senior accountant.

Mr. Xiaoguo Cui was appointed as a director and as our Vice President, Human Resources following the business combination. From 2005 until that time, Mr. Cui served as the Manager of Human Resources of Taiyuan Basic Points. From 2001 to 2005, Mr. Cui served as Manager of Human Resources Department of Jiangnan Catering Group, a restaurant group in the Shanxi province. He graduated from the Shanxi University of Finance & Economics with a degree in Human Resources

Ms. Yingyan Guo was appointed as our Vice President, Brand Development following our business combination.  Ms. Guo is responsible for the sales and boutique management of our company. From 2005 until the business combination, Ms. Guo served as the Manager of Brand Development of Taiyuan Basic Points. From 2003 to 2006, Ms. Yingyan worked at the Parkson Shopping Center as the sales floor manager, where she was responsible for managing the jewelry counters and sales. Prior to that, from 1998 to 2003, she worked at the Huayu Shopping Center as the sales floor manager, where she was also responsible for managing jewelry counters and sales. Ms. Yingyan graduated from the Shanxi Finance and Taxation College with a degree in Financial Accounting.

Each of our directors will serve as a director until our next annual general meeting and until his successor is duly elected and qualified.

There are no family relationships between any of our directors or senior management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

6.B.  Compensation

Director Compensation

Our directors do not currently receive any cash compensation for their service as members of the board of directors.

Executive Compensation

Prior to the business combination, no executive officer of Super Champ had received any cash compensation for services rendered to Super Champ.

The following table shows information concerning the annual compensation to executive officers of CC Jewelry:

Name	Year	Salary	Bonus	Total compensation

Quanxiang Chen	2009	$10,525	–	$10,525
	2008	$10,342	–	$10,342
Yingyan Guo	2009	$19,997	$3,508	$23,506
	2008	$13,272	$2,241	$15,512
Xiaolin Mao	2009	$18,419	$3,508	$21,927
	2008	$10,342	$2,241	$12,582
Xiaoguo Cui	2009	$14,033	$3,508	$17,542
	2008	$9,997	$2,241	$12,238

CC Jewelry has no options or long-term compensation plans.

Employment Agreements

We have entered into an employment agreement with Quanxiang Chen.  Mr. Chen is employed as Chief Executive Officer of our Company.  The term of his agreement is from October 1, 2008 until December 31, 2011.  We compensate Mr. Chen at an annual rate of $10,639.  We may terminate the employment agreement as specified in the agreement.  Mr. Chen may terminate the employment agreement as specified in the agreement.  Mr. Chen has agreed to hold in confidence any confidential information obtained while employed by us.

6.C. Board Practices

Board Composition and Terms of Directors and Officers

Our board of directors currently consists of three directors: Mr. Chen, Mr. Mao and Mr. Cui, none of whom qualifies as an independent director.

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by resolution of shareholders or a resolution of directors in accordance with the memorandum and articles of association.

The directors may at any time by resolution of directors appoint any person to be a director to fill a vacancy. There is a vacancy if a director dies or otherwise ceases to hold office as a director. The directors may not appoint a director to fill a vacancy for a term exceeding the term that remained when the person ceasing to be a director ceased to hold office.

Our officers are appointed by resolution of our directors and hold office until removed from office by our directors, whether or not a successor is appointed.

Committees of the Board of Directors

We currently do not have any committees under our board of directors.

Duties of Directors

Under the laws of the British Virgin Islands, a director in exercising their powers or performing their duties shall act honestly and in good faith and in what the director believes to be the best interests of the company. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to take legal action if a duty owed by our directors is breached.

We have not entered into a director service contract with any of our directors

6.D.  Employees

As of July 31, 2010, we had 804 full-time employees. The following table shows the breakdown in numbers and percentages of employees by department:

Functions	Number of employees	% of total

Research and Development	6	1%
Quality Control	16	2%
General Administration	83	10%
Purchasing	16	1%
Sales	657	82%
Marketing	26	3%
Total	804	100%

We have not experienced any significant labor disputes and consider our relationship with our employees to be good. Our employees are not covered by any collective bargaining agreement.

We have established an employee welfare plan in accordance with the relevant PRC laws and regulations. Our total expenses for this plan was approximately $410,000 and $190,000 in 2009 and 2008, respectively.

As we continue to expand our business, we believe it is critical to hire and retain top talent, especially in the areas of marketing, sales and brand management. We believe we have the ability to attract and retain high quality talent in China based on our competitive salaries, annual performance-based bonus system, and equity incentive program for senior employees and executives.

6.E.  Share Ownership

As of September 10, 2010, 12,000,000 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from other any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of September 10, 2010, no ordinary shares were held by record holders in the United States.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person is based on ordinary shares outstanding as of September 10, 2010.

The following table sets forth information with respect to the beneficial ownership of our common shares as of September 10, 2010 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Except as otherwise noted, the business address of each person listed in the table is 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China.

Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Quanxiang Chen	8,100,000	67.5%
Xiaolin Mao	-	-
Xiaoguo Cui	-	-
Yingyan Guo	-	-

* Indicates beneficial ownership is less than 1%.

Stock Options

We do not currently have a stock option plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B.  Related Party Transactions

Contractual Arrangements

See discussion above under “History and Development of the Company – Contractual Arrangements” for a discussion about the arrangements between Mr. Chen, our Chairman and Chief Executive Officer, his brother in-law, Mr. Dan Yu, Taiyuan Basic Points and our subsidiary, Chongqing.

Issuance of Shares to Related Parties

On April 9, 2010, Square C issued 67.5% of its equity to Mr. Chen, our chairman and the owner of 90% of the equity of Taiyuan Basic Points. Mr. Chen received 675 shares in our company in exchange for his shares in Square C pursuant to the terms of the business combination.

On April 9, 2010, Square C issued 4.5% of its equity to an entity owned by Dan Yu, who is the brother in-law of Mr. Chen and general manager of Taiyuan Basic Points, our Chairman and Chief Executive Officer, and the owner of 10% of the equity of Taiyuan Basic Points. Mr. Yu received 45 shares in our company in exchange for his shares in Square C pursuant to the terms of the business combination.

On April 9, 2010, Square C issued 4.5% of its equity to an entity owned by Yongxiang Chen, who is the brother of Mr. Chen, our Chairman and Chief Executive Officer.  Quanxiang Chen received 45 shares in our company in exchange for his shares in Square C pursuant to the terms of the business combination.

Loans Made by a Related Party

From time to time, we have borrowed funds from Quanxiang Chen, our chairman, pursuant to interest-free unsecured loans, for the purpose of satisfying our working capital needs. At December 31, 2009 and December 31, 2008, we owed approximately $5.4 million and $8.2 million, respectively, to Mr. Chen.

Management believes the these loans were made on terms at least as favorable to us as we could have obtained from unaffiliated parties.

Office Lease

On August 1, 2008, we entered into a lease agreement with Quanxiang Chen, our Chairman and Chief Executive Officer, for office space located in Taiyuan City, Shanxi Province, with a total area of 1,656 square meters. The lease is for a ten year term, which terminates on August 1, 2018. The monthly rent is approximately $8,500.  We use this space as office space and our headquarters.  Management believes the lease terms are at least as favorable to us as we could have obtained from unaffiliated parties.

Trademark Licenses

We have been granted a license to use two trademarks, both of which are registered trademarks in the PRC.  The owner of the trademarks, Man Yu, is the wife of Mr. Chen, our Chairman and Chief Executive Officer.  Pursuant to the licensing agreement between Ms. Yu and Chongqing, we have the exclusive right to these trademarks.

Guarantees

During the years ended December 31, 2008 and 2009, each of Shanxi Zhong Yao, Shanxi Bo Ye, Quanxiang Chen and Dan Yu, provided guarantees for certain our short term bank loans. Shanxi Zhong Yao guaranteed loans in the aggregate amounts of $2.9 million and $1.5 million in 2009 and 2008, respectively.  Shanxi Bo Ye, Dan Yu and Quanxiang Chen each guaranteed loans in the amounts of $1.5 million and $1.5 million in 2009 and 2008, respectively.

In 2009 and 2008, Taiyuan Basic Points, Shanxi Bo Ye and Quanxiang Chen each guaranteed loans of Shanxi Zhong Yao in the amounts of $0.9 million and $1.0 million, respectively.

The purpose of these loans is to fund our working capital.  Local banks have required guaranties pursuant to their standard regulations.  The terms of the loans were twelve (12) months.

7.C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings arising in the ordinary course of business. We are not currently a party to any such claims or proceedings which, if decided adversely to us, would either, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations or cash flows.

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A.  Offer and Listing Details

Not Applicable.

9.B.  Plan of Distribution

Not Applicable.

9.C.  Markets

Our ordinary shares are not currently traded on any exchange.

9.D.  Selling Shareholders

Not Applicable.

9.E.  Dilution

Not Applicable.

9.F.  Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.  Share Capital

Authorized/Issued Capital

Since September 10, 2010, on which date we amended our memorandum and articles of association in connection with our business combination, we are authorized to issue 100,000,000 ordinary shares, par value $0.01 per share.

Super Champ issued 50,000 shares to its original shareholder.  These shares were subsequently increased to 5,000,000 upon the change in the par value of our shares from $1.00 to $0.01 on September 10, 2010.  These 5,000,000 shares were sold to the former shareholders of Square C pursuant to the business combination.  In addition, we issued 7,000,000 new ordinary shares on September 10, 2010 to the former shareholders of Square C pursuant to the business combination.

Shares Not Representing Capital

Not Applicable.

Shares Held By Company

Not Applicable.

Resolutions/Authorizations/Approvals

Not Applicable.

10.B.  Memorandum and Articles of Association

Charter

Our charter documents consist of our amended and restated memorandum of association and our amended and restated articles of association, or the memorandum and articles of association.  We may amend our memorandum and articles of association generally by a special resolution of our shareholders.

The following description of certain provisions of our memorandum and articles of association does not propose to be complete and is qualified in its entirety by our memorandum and articles of association included as Exhibit 3.1 to this prospectus.

Corporate Powers

Super Champ was incorporated under the BVI Act on January 5, 2010.  Pursuant to our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any objects not prohibited by the BVI Act, as the same may be revised from time to time, or any other law of the British Virgin Islands, except that we have no power to carry on banking or trust business, business as an insurance or reinsurance company, insurance agent or insurance broker, the business of company management, the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands, or business as a mutual fund, mutual fund management or mutual fund administrator, unless we obtain certain licenses under the laws of the British Virgin Islands.

Board Composition

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors.  Commencing with the first annual meeting of the shareholders, directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election.  Each director will hold office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

There is no cumulative voting by shareholders for the election of directors.  We do not have any age-based retirement requirement and we do not require our directors to own any number of shares to qualify as a director.

Board Meetings

Board meetings may be held at the discretion of the directors at such times and in such manner as the directors may determine upon not less than three days notice having been given to all directors. Decisions made by the directors at meetings shall be made by a majority of the directors.  There must be at least a majority of the directors (with a minimum of two) at each meeting.

Directors Interested in a Transaction

A director must, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by us, disclose such interest to the board of directors.  A director who is interested in a transaction entered into, or to be entered into, by the company, may vote on a matter related to the transaction, attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum and sign a document on behalf of the company, or do any other thin in his capacity as a director, that relates to the transaction.  A director is not required to disclose his interest in a transaction or a proposed transaction to our board of directors if the transaction or proposed transaction is between the director and us, or the transaction or proposed transaction is or is to be entered into the ordinary course of our business and on usual terms and conditions.

The directors may exercise all powers of our company to borrow money, mortgage or charge our undertakings and property, issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Our directors may, by resolution, fix the compensation of directors in respect of services rendered or to be rendered in any capacity to us.

A director may attend and speak at any meeting of the shareholders and at any separate meeting of the holders of any class of our shares.

Rights of Shares

We are currently authorized to issue 100,000,000 ordinary shares.  The shares are made up of one class and one series, namely ordinary shares with a par value of $0.01 per share.  The ordinary shares have one vote each and have the same rights with regard to dividends paid by the company and distributions of the surplus assets of the company.

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, we will further amend and restate our Memorandum and Articles of Association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation.  The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Shareholders Meetings

Under our memorandum and articles of association, we are required to hold an annual meeting of shareholders each year at such date and time determined by our directors.  Meetings of shareholders may be called pursuant to board resolution or the written request of shareholders holding more than 30% of the votes of our outstanding voting shares.  Written notice of meetings of shareholders must be given to each shareholder entitled to vote at a meeting not fewer than 10 days prior to the date of the meeting, with certain limited exceptions.  The written notice will state the place, time and business to be conducted at the meeting.  The shareholders listed in our share register on the date prior to the date the notice is given shall be entitled to vote at the meeting, unless the notice provides a different date for determining the shareholders who are entitled to vote.

A meeting of shareholders held without proper notice will be valid if shareholders holding 90% majority of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90% of the votes of each class or series of shares where shareholders are entitled to vote thereon as a class or series, together with an absolute majority of the remaining votes, have waived notice of the meeting and, for this purpose, presence of a shareholder at the meeting is deemed to constitute a waiver.  The inadvertent failure of the directors to give notice of a meeting to a shareholder, or the fact that a shareholder has not received notice, will not invalidate a meeting.

Shareholders may vote in person or by proxy.  No business may be transacted at any meeting unless a quorum of shareholders is present.  A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Act, we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued.  Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Indemnification

Subject to the provisions of the BVI Act, we may indemnify any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our company; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings.

10.C.  Material Contracts

Loans and Guarantees

We enter into loan agreements from time to time with local banks. These loans are short-term and are used for capital during production and operation. The term of each loan is one year. We must obtain the consent of the bank to change the specified usage of the loans. The bank sets the interest rate at the time of the distribution of the loan and it will not be adjusted during the term. The loans are expected to be repaid from operating income. We are obligated to provide the bank with financial statements during the term and we may not prepay the loan without consent from the bank. If we engage in a contracted lease, restructuring, joint operation, merger, acquisition, joint venture, decrease in capital contribution or transfer of material assets, we must inform the bank. We are limited by the bank to the amount of dividends we may pay, and we are prohibited, unless we receive the bank’s permission, from applying for other credit, repaying other long term debt, amending existing credit agreements or providing debt guarantees to third parties. If we do not use the loan as specified in the loan agreement, the bank may terminate the loan and require payment in full. If we pay the full principal of the loan before the end of the term, the bank may charge the interest rate agreed for the full term of the loan.

Our loans are guaranteed by certain related entities. See Item 7.B. – Related Party Transactions for a description of the loan guarantees.

Lease Agreement

We entered into a lease agreement on August 1, 2008 with Quanxiang Chen.  The term of lease is ten years.  The lease is for office space at a monthly rent of approximately $8,250.  During the term of the lease, we must obtain the consent of Mr. Chen in order to sub-lease the rented property.  At the conclusion of the lease we have the option, with three months written notice, to negotiate a lease renewal.

Employment Agreement

We have entered into an employment agreement with Mr. Quanxiang Chen, dated October 1, 2008.  See Item 6.B – Compensation for a description of the employment agreement.

10.D.  Exchange Controls

British Virgin Islands

There are no exchange control regulations imposed on us or our shareholders under British Virgin Islands law.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E.  Taxation

The following summary of the material tax consequences of an investment in our ordinary shares relevant to our shareholders is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any prospective purchaser and is not exhaustive of all possible tax considerations. This summary does not deal with all possible tax consequences relating to an investment in our shares, such as the tax consequences under U.S. federal, state and local tax laws or non-PRC and non-BVI tax laws. You should consult your own tax advisors with respect to the consequences of the acquisition, ownership and disposition of our shares.

British Virgin Islands Taxation

All dividends, interests, rents, royalties, compensations and other amounts paid by us are exempt from all forms of taxation in the British Virgin Islands and any capital gains realized with respect to any of our shares, debt obligations, or other securities are not subject to any form of taxation in the British Virgin Islands. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable under BVI law by persons who are not persons resident in the British Virgin Islands with respect to any of our shares, debt obligation or other securities. There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to us or our shareholders. Currently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.  We will only be liable to pay payroll tax with respect to employees employed and working in the British Virgin Islands.  We do not currently have, and do not intend to have in the near future, any employees in the British Virgin Islands.

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. It remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a British Virgin Islands holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our shareholders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

10.F.  Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

10.G.  Statement by Experts

The consolidated financial statements of the Company as of December 31, 2009, and 2008 and for the fiscal periods ended December 31, 2009, and 2008, included herein, have been audited by Sherb Co., independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

10.H.  Documents on Display

The Company’s documents can be viewed at its headquarters, located at: 186 Pingyang Road, 6th Floor, Taiyuan City, Shanxi, 030006, People’s Republic of China. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C.  20549.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Financial instruments that expose us to concentrations of credit risk primarily consist of cash and accounts receivables. The maximum amount of loss due to credit risk in the event of other parties failing to perform their obligations is represented by the carrying amount of each financial asset as stated in our consolidated balance sheets.

As of December 31, 2009 and 2008, substantially all of our cash included bank deposits in accounts maintained within the PRC where there is currently no rule or regulation in place for obligatory insurance to cover bank deposits in the event of bank failure. However, we have not experienced any losses in such accounts and we believe we are not exposed to any significant risks on our cash in bank accounts.

We are exposed to various types of market risks, including changes in foreign exchange rates, commodity prices and inflation in the normal course of business.

Interest rate risk

We are subject to risks resulting from fluctuations in interest rates on our bank balances. A substantial portion of our cash is held in China in interest bearing bank deposits and denominated in RMB. To the extent that we may need to raise debt financing in the future, upward fluctuations in interest rates would increase the cost of new debt. We do not currently use any derivative instruments to manage our interest rate risk.

Commodity price risk

Certain raw materials used by us are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. The primary purpose of our commodity price management activities is to manage the volatility associated with purchases of commodities in the normal course of business. We do not speculate on commodity prices.

Foreign exchange risk

The RMB is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. Fluctuations in exchange rates may adversely affect the value of any dividends we declare.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currencies.

Inflation risk

In recent years, China has not experienced significant inflation or deflation and thus inflation and deflation have not had a significant effect on our business during the past three years. Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase proportionately with these increased costs.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not Applicable.

ITEM 16B.	CODE OF ETHICS

Not Applicable.

ITEM 16C.	PRINCIPAL ACCOUNTIING FEES AND SERVICES

Not Applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 10, 2010, our board of directors approved the engagement of Sherb & Co. as our independent registered public accounting firm for the year ending December 31, 2009. The board determined not to renew the engagement of Li & Company, PC as our independent registered public accounting firm.

The board of directors determined to engage Sherb & Co. in order to realize economies and efficiencies, since Sherb & Co. acted as the independent registered public accounting firm for Taiyuan prior to the business combination.

The report of Li & Company, PC on the financial statements of the Company as of February 28, 2010 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the period ended February 28, 2010, there were no disagreements with Li & Company, PC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Li & Company, PC, would have caused Li & Company, PC to make reference to the matter of such disagreements in their reports.

We engaged Sherb & Co. as our new independent registered public accounting firm as of September 10, 2010. During our two most recent fiscal years neither our company nor anyone on its behalf has consulted with Sherb & Co. regarding either: (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided by Sherb & Co. that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement, as that term is defined by SEC regulations, or a reportable event, as that term is defined by SEC regulations.

ITEM 16G.	CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-33.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Documents
1.1	Amended and Restated Memorandum of Association
1.2	Amended and Restated Articles of Association
4.1
Share Exchange Agreement by and among Super Champ Group Limited, the shareholder of Super Champ Group Limited, Square. C Commerce Company Ltd., and the shareholders of Square.  C Commerce Company Ltd., dated September 10, 2010

4.2	Lease between Quanxiang Chen and Taiyuan Basic Points Commerce Co., Ltd., dated August 1, 2008
4.3	Employment Contract by and between Taiyuan Basic Points Commerce Co., Ltd. and Quanxiang Chen, dated October 1, 2008
4.4	Employment Contract by and between Taiyuan Basic Points Commerce Co., Ltd. and Xiaolin Mao, dated October 1, 2009
4.5	Employment Contract by and between Taiyuan Basic Points Commerce Co., Ltd. and Xiaoguo Cui, dated October 1, 2008
4.6	Employment Contract by and between Taiyuan Basic Points Commerce Co., Ltd. and Yingyan Guo, dated October 7, 2008
4.7	Form of Goods Processing, Purchase and Sales Contract between Taiyuan Basic Points Commerce Co., Ltd. and Shenzhen Yuehao Jewelry Co., Ltd.
4.8	Form of Purchase Contract between Taiyuan Basic Points Commerce Co., Ltd. and Suppliers
4.9	Form of Joint Sales Contract between Shanxi Huayu Group Ltd. and Taiyuan Basic Points Commerce Co., Ltd.
4.10	Contract for Admission for Operation between Shanxi Hexin Mall Commercial Management Co. Ltd. and Taiyuan Basic Points Commerce Co., Ltd., dated January 1, 2007.
4.11	Lease Contract between Jianguo Zhang and Quanxiang Chen, dated July 15, 2007.
4.12	Form of Joint Sales Contract between Parkson Retail Development Co., Ltd. Taiyuan Branch and Taiyuan Basic Points Commerce Co., Ltd.
4.13	CC Registered Trademark Licensing Agreement between Man Yu and Chongqing Yu Zhong Commerce Co. Ltd., dated June 9, 2010
4.14	CC Registered Trademark Sub-licensing Agreement between Chongqing Yu Zhong Commerce Co. Ltd., and Taiyuan Basic Points Commerce Co., Ltd., dated June 9, 2010
4.15	FENIX Registered Trademark Licensing Agreement between Man Yu and Chongqing Yu Zhong Commerce Co. Ltd., dated June 9, 2010
4.16	FENIX Registered Trademark Sub-licensing Agreement between Chongqing Yu Zhong Commerce Co. Ltd., and Taiyuan Basic Points Commerce Co., Ltd., dated June 9, 2010
4.17	Exclusive Business Cooperation Agreement between Chongqing Yu Zhong Commerce Co., Ltd. and Taiyuan Basic Points Commerce Co., Ltd. dated July 6, 2010
4.18	Exclusive Option Agreement between Chongqing Yu Zhong Commerce Co., Ltd., Quanxiang Chen, Dan Yu and Taiyuan Basic Points Commerce Co., Ltd. dated July 6, 2010
4.19	Share Pledge Agreement between Chongqing Yu Zhong Commerce Co., Ltd., Cheng Quanxiang, Dan Yu and Taiyuan Basic Points Commerce Co., Ltd. dated July 6, 2010
4.20	Power of Attorney Authorized by Quanxiang Chen to Chonqing Yu Zhong Commerce Co., Ltd. dated July 6, 2010
4.21	Power of Attorney Authorized by Dan Yu to Chonqing Yu Zhong Commerce Co., Ltd. dated July 6, 2010
8.1	Subsidiaries of the Registrant
15.1	Consent of Sherb & Co., LLP

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

CC Jewelry Co., Ltd.

By:	/s/ Quanxiang Chen
Name: Quanxiang Chen
Title: Chief Executive Officer

Date: September 16, 2010

CC JEWELRY CO.,  LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS INDEX

PAGE	F-1	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PAGE	F-2	CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009 AND 2008

PAGE	F-3	CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

PAGE	F-4	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

PAGE	F-5	CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

PAGE	F-6 – 35	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors
CC Jewelry Co., Ltd. and Subsidiaries

We have audited the accompanying consolidated balance sheets of CC Jewelry Co., Ltd. and its Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CC Jewelry Co., Ltd. and its Subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009 and 2008 in conformity with accounting principles generally accepted in the United States.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
September 13, 2010

CC JEWELRY CO., LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalent	$1,540,673	$759,785
Accounts receivable, net	7,185,529	4,328,572
Notes receivable	838,801	827,756
Inventories	31,508,537	25,987,230
Advances to suppliers	540,138	334,413
Prepaid expenses	1,017,437	695,416
Other receivables	256,248	260,806
Due from employees	566,598	547,991
Due from related parties	688,333	1,568,670
Total Current Assets	44,142,294	35,310,639
Noncurrent Assets
Investment in unconsolidated entity – cost method	526,531	525,225
Investment in unconsolidated entity – equity method	1,755,105	1,750,752
Property, plant and equipment, net	4,114,063	3,175,079
Construction in progress	230,463	78,017
Total Noncurrent Assets	6,626,162	5,529,073

TOTAL ASSETS	$50,768,456	$40,839,712
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank loans	$8,190,487	$3,933,355
Accounts payable	4,577,868	4,395,695
Notes payable	754,855	795,350
Income taxes payable	3,625,946	1,472,015
Other payables and accrued expenses	710,608	1,177,379
Due to shareholder	5,387,303	8,162,935
Total Current Liabilities	23,247,067	19,936,729
Shareholders' Equity
Paid-in capital	3,918,548	3,552,901
Statutory reserve	3,406,574	2,472,571
Retained earnings	19,036,160	13,772,713
Accumulated other comprehensive income	1,160,107	1,104,798
TOTAL SHAREHOLDERS' EQUITY	27,521,389	20,902,983

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,768,456	$40,839,712

See accompanying notes to the consolidated financial statements

CC JEWELRY CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2009	2008

REVENUE	$58,920,419	$59,767,770
COST OF GOODS SOLD	41,180,014	44,148,820
GROSS PROFIT	17,740,405	15,618,950
Operating Expenses:
Selling expenses	5,103,750	5,946,222
Advertising expense	1,216,275	1,591,568
General and administrative expenses	1,979,296	2,590,548
Total Operating Expenses	8,299,321	10,128,388
INCOME FROM OPERATIONS	9,441,084	5,490,612
Other Income Expenses:
Interest expenses, net	(957,643)	(1,051,180)
Other expenses, net	(85,970)	(47,048)
Total Other Expenses	(1,043,613)	(1,098,228)
INCOME BEFORE INCOME TAXES	8,397,471	4,392,384
INCOME TAXES	(2,170,785)	(1,179,861)
NET INCOME	6,226,686	3,212,523
OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	55,309	1,104,798
COMPREHENSIVE INCOME	$6,281,995	$4,317,321

See accompanying notes to the consolidated financial statements

CC JEWELRY CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Paid-in Capital	Statutory Reserves	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 2007	$3,479,953	$1,990,693	$(61,897)	$11,280,592	$16,689,341
Capital contribution	72,948	-	-	-	72,948
Net income	-	-	-	3,212,523	3,212,523
Transfer to statutory reserves	-	481,878	-	(481,878)	-
Dividend distribution	-	-	-	(238,524)	(238,524)
Foreign currency translation adjustment	-	-	1,166,695	-	1,166,695
Balance, December 31, 2008	3,552,901	2,472,571	1,104,798	13,772,713	20,902,983
Capital contribution	365,647	-	-	-	365,647
Net income	-	-	-	6,226,686	6,226,686
Transfer to statutory reserves	-	934,003	-	(934,003)	-
Dividend distribution	-	-	-	(29,236)	(29,236)
Foreign currency translation adjustment	-	-	55,309	-	55,309
Balance, December 31, 2009	$3,918,548	$3,406,574	$1,160,107	$19,036,160	$27,521,389

See accompanying notes to the consolidated financial statements

CC JEWELRY CO., LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,226,686	$3,212,523
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,174,253	1,467,333
Retirement of property, plant and equipment	151,794	749,369
Provision for bad debts	13,625	716,144
Changes in operating assets and liabilities:
(Increase) Decrease in assets:
Accounts receivable	(2,870,582)	1,963,683
Inventories	(5,521,307)	(10,980,236)
Advances to suppliers	(205,725)	345,531
Prepaid expenses	(322,021)	(130,245)
Other receivables	4,558	(18,917)
Due from employees	(18,607)	(293,962)
Due from related parties	880,337	(180,039)
Increase (Decrease) in liabilities:
Accounts payable	182,173	2,085,952
Income taxes payable	2,153,931	1,201,241
Other payables and accrued expenses	(466,771)	10,153
Due to shareholder	(2,775,632)	1,673,344
Net cash provided by operating activities	1,393,288	1,821,874

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(257,342)	(1,224,883)
Proceeds from disposal of property, plant and equipment	-	177,873
Payment for construction in progress	(2,185,693)	(1,831,044)
Increase in notes receivable	(76,325)	(242,083)
Collection of notes receivable	65,280	145,896
Increase in long-term equity investments	-	(416,555)
Net cash used in investing activities	(2,454,080)	(3,390,796)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	365,647	72,948
Proceeds from short-term bank loans	8,565,914	4,175,541
Repayment of short-term bank loans	(4,308,782)	(3,851,653)
Proceeds from notes payable	15,661,400	18,302,833
Repayment of notes payable	(15,618,927)	(17,672,681)
Cash dividend paid to shareholder	(29,236)	(238,524)
Net cash provided by financing activities	4,636,016	788,464

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	788,648	(780,458)
Effect of exchange rate changes on cash	(7,760)	756,418
Cash and cash equivalents at beginning of year	759,785	783,825
CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,540,673	$759,785

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the year:
Income taxes paid	$21,699	$15,148
Interest paid	$686,772	$793,714

Non-cash transactions:
Transfer from construction in progress to property, plant and equipment	$2,033,247	$1,753,027
Appropriation of statutory reserve	$934,003	$481,878

See accompanying notes to the consolidated financial statements

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Super Champ Group Limited, or Super Champ, is a British Virgin Islands limited liability company organized on January 5, 2010 under the BVI Business Companies Act, 2004 (the “BVI Act”).  Super Champ was a blank check company formed for the purpose of acquiring, through a share exchange, asset acquisition or other similar business combination, an operating business.

Business Combination

On September 10, 2010, Super Champ and its sole shareholder entered into a share exchange agreement with Square. C Commerce Company Ltd., or Square C, a British Virgin Islands limited liability company organized on April 9, 2010 under the BVI Act, and the shareholders of Square C.  Pursuant to the share exchange agreement, Super Champ acquired from the shareholders of Square C all of the issued and outstanding shares of Square C, in exchange for an aggregate of 7,000,000 newly issued ordinary shares issued by Super Champ to the shareholders of Square C.  In addition, the sole shareholder of Super Champ sold all of the 5,000,000 ordinary shares of Super Champ that were issued and outstanding prior to the business combination, to the shareholders of Square C for cash, at a price of $0.03 per share.  As a result, the individuals and entities that owned shares of Square C prior to the business combination acquired 100% of the equity of Super Champ, and Super Champ acquired 100% of the equity of Square C.  Square C is now a wholly owned subsidiary of Super Champ.  In conjunction with the business combination, Super Champ filed an amended charter, pursuant to which Super Champ changed its name to CC Jewelry Co., Ltd., or CC Jewelry, changed its fiscal year end to December 31st, changed the par value of its ordinary shares to $0.01 per share and increased its authorized shares to 100,000,000.  Upon the consummation of the business combination, Super Champ ceased to be a shell company.  CC Jewelry, together with its subsidiaries, is referred to as the “Company,” unless specific reference is made to a company or entity.  The Company is a supplier and retailer of fine jewelry in the People’s Republic of China, or the PRC.

The Company’s Shareholders

Mr. Quanxiang Chen, CC Jewelry’s Chairman and Chief Executive Officer, owns 100% of the equity in Jin Fan Commerce Company Limited, a British Virgin Island company, which owned 67.5% of the equity of Square C prior to the business combination, and owns 67.5% of the Company’s equity since the business combination. Dan Yu, the brother in-law of Mr. Chen, owns 100% of the equity in Sail Start Commerce Company Limited, a British Virgin Islands company, which owned 4.5% of the equity of Square C prior to the business combination and owns 4.5% of the Company’s equity since the business combination.  Yongxiang Chen, the brother of the Company’s chairman, owns 100% of the equity in Zong Fan Commerce Company Limited, a British Virgin Islands company, which owned 4.5% of the equity of Square C prior to the business combination and owns 4.5% of the Company’s equity since the business combination.

The holders of the remaining 23.5% of the Company’s shares are investors that are residents of the PRC and are unaffiliated with CC Jewelry Co., Ltd.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Organization:

The Company’s Subsidiaries

Offshore Holding Company Subsidiaries

Square C, the Company’s wholly owned subsidiary, was incorporated on April 9, 2010 under the laws of the British Virgin Islands.  CC Jewelry acquired all of the capital stock of Square C pursuant to the business combination on September 10, 2010.  On June 25, 2010, Square C acquired all of the outstanding equity of Massfit Corporation Ltd., or Massfit, a limited liability company formed on March 17, 2010 under the laws of Hong Kong.  On June 9, 2010, Massfit established a wholly owned subsidiary, Chongqing Yu Zhong Commerce Co., Ltd., or Chongqing, a wholly foreign owned enterprise, or WOFE, formed under the laws of the PRC.  Square C, Massfit and Chongqing are holding companies.  As a result of these transactions, each of Square C, Massfit and Chongqing is a wholly owned subsidiary of CC Jewelry.  Pursuant to the consummation of the business combination, the owners of Square C received shares in CC Jewelry in proportion to their interests in Square C prior to the business combination.

PRC Operating Companies

Taiyuan Basic Points Commerce Co., Ltd, or Taiyuan BPCC, is a PRC company formed on February 28, 2002.  Mr. Chen and Mr. Yu together own 100% of Taiyuan Basic Points, which operates all of CC Jewelry’s business operations in the PRC through its branches and subsidiaries.  Mr. Chen owns 90% of Taiyuan Basic Points and Mr. Yu owns 10%. Mr. Chen and Mr. Yu own 90% and 10%, respectively, of Taiyuan BPCC.

The following table provides a description of each of the subsidiaries of Taiyuan BPCC:

Name of Subsidiary	Operating activities
Shanxi Zhong Yao Commerce Co., Ltd. (“Shanxi Zhongyao”)	Operating Chow Tai Fok brand and managing Chow Tai Fok counters and stores
Shanxi Bo Ye Commerce Co., Ltd. (“Shanxi Boye”)	Operating FENIX brand and managing FENIX counters and stores
Linfen Jimei Jewelry Co., Ltd. (“Linfen Jimei”)	Operating and managing CC counter in Linfen
Yangquan Daoming Commerce Co., Ltd. (“Yangquan Daoming”)	Operating and managing CC counter in Yangquan
Shanghai Zhong Yao Commerce Co., Ltd. (“Shanghai Zhongyao)	Operating FENIX brand and managing FENIX counters and stores

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company’s subsidiary, Chongqing, manages and operates the Company’s fine jewelry business through Taiyuan BPCC. Chongqing operates Taiyuan BPCC pursuant to contractual arrangements with Taiyuan BPCC and Messrs. Chen and Yu, the 100% shareholders of Taiyuan BPCC. On July 6, 2010 Taiyuan BPCC entered into an Exclusive Business Cooperation Agreement with Chongqing which essentially entrusts the management of Chongqing with the operation of Taiyuan BPCC. As a result of this agreement, Chongqing is also entitled to receive the residual return of Taiyuan BPCC. In addition, Chongqing will absorb 100% of the expected losses and gains of Taiyuan BPCC, which results in Chongqing being the primary beneficiary of Taiyuan BPCC. The agreement is in effect for thirty years from that date of agreement, with both Taiyuan BPCC and Chongqing reviewing the agreement every three months to determine to amend or supplement the provisions of the agreement based on circumstances at that time.

In addition, on July 6, 2010, the shareholders of Taiyuan BPCC, along with Chongqing and Taiyuan BPCC, entered into an Exclusive Option Agreement, whereby the shareholders of Taiyuan BPCC granted Chongqing the exclusive option to purchase their total equity interest in Taiyuan BPCC. Such price is to be designated by Chongqing, unless appraisal is required under PRC law. The agreement is for the purchase of all equity in Taiyuan BPCC and its assets. The agreement is effective for thirty years and is renewable at the option of Chongqing.

In addition, on July 6, 2010 the shareholders of Taiyuan BPCC, along with Taiyuan BPCC, entered into a Share Pledge Agreement with Chongqing. The agreement was entered into to ensure that the Taiyuan BPCC’s shareholders perform their obligations under the agreement. Accordingly, all shares of Taiyuan BPCC have been pledged to Chongqing, in order to ensure performance under the agreement.

Based on these agreements, or collectively the VIE agreements, the Company has determined that Taiyuan BPCC is a variable interest entity (“VIE”), and accordingly consolidates the results of Taiyuan BPCC as required by generally accepted accounting principles in the United States (“US GAAP”), because the Company is the primary beneficiary of the VIE.

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in jewelry businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. The aforementioned VIE agreements were entered into to protect the Company’s shareholders from possible future foreign ownership restrictions. The entrusted management agreements with Taiyuan BPCC, provides Chongqing that Taiyuan PBCC will guarantee the performance of VIE agreements. Chongqing will be entitled to receive the residual return of Taiyuan BPCC. As a result of the agreement, Chongqing will absorb 100% of the expected losses and gains of Taiyuan BPCC, which results in Chongqing being the primary beneficiary of Taiyuan BPCC.

The accompanying financial statements are essentially the operations of Taiyuan PBCC for the years ended December 31, 2009 and 2008, reporting as CC Jewelry as if the share exchange and VIE agreements were in effect for all periods presented. The shareholders’ equity reflects the equity of the Company prior to the share exchange and VIE agreements.

Principle Activities:

The Company is a leading jewelry brand which designs and retails fine jewelry in China, with headquarters in Taiyuan City, Shanxi Province, PRC.  The Company’s three fine jewelry brands are CC, FENIX and Chow Tai Fook.  The Company operated an aggregate of forty seven fine jewelry stores and counter, which are also referred to, collectively, as boutiques, located in several major cities in the PRC.

C.Comeliness

The Company began selling C.Comeliness, or CC products in Shanxi Province in 2000 and registered CC trademark in 2003. The Company’s twenty one C.Comeliness, or CC boutiques, located in department stores and malls in major cities in the PRC, including Xi’an in Shanxi Province and Wuhan in Hubei Province, carry a large selection of CC brand name fine jewelry that the Company designs. The Company’s CC jewelry is sold exclusively in its boutiques.  The Company’s CC product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from platinum, gold, diamond and precious stones.  The Company markets its CC jewelry as a middle-class to high-end fine jewelry brand.

FENIX

In order to attract high income consumers, the Company created the FENIX brand in 2003 and registered the FENIX trademark in 2004.  The Company’s seventeen FENIX boutiques, which are located in high-end department stores and malls in major cities in the PRC, including Shanghai, carry a large selection of FENIX brand name luxury jewelry that the Company designs.  The Company’s FENIX jewelry is sold exclusively in its boutiques. The Company’s FENIX product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from diamonds and jade.  The geographic breakdown of the Company’s FENIX boutiques within the PRC is as follow: six boutiques in northern China, two in the northeast, four in the northwest, two in eastern China and three in the southwest.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Chow Tai Fook

The Company began operating as a non-exclusive distributor for Chow Tai Fook in Shanxi Province in 2004. The Company’s nine Chow Tai Fook boutiques, which are located in department stores and malls in major cities in the PRC, including Taiyuan, carry a large selection of fine jewelry designed by Chow Tai Fook.  Chow Tai Fook Jewelry (Shenzhen) Co., Ltd., a fine jewelry retailer owned by Chow Tai Fook Enterprises, has retail outlets in several countries, including over 150 retail outlets in mainland China.  The Company is a non-exclusive distributor of Chow Tai Fook products.  Pursuant to its arrangement with Chow Tai Fook, the Company is authorized to sell its products in boutiques located in Shanxi Province in northern China, which is where all nine of the Company’s Chow Tai Fook boutiques are located. The Company’s Chow Tai Fook product offering includes rings, wedding bands, necklaces, bracelets, brooches and pendants made from platinum, gold, diamond and precious stones.

Other Products

The Company operates two Calvin Klein boutiques, which are located in department stores in the southwestern region of the PRC.  These boutiques carry a large selection of Calvin Klein designer clothing.  Revenue generated by these boutiques accounted for approximately 3% of the Company’s total revenue in 2009.  Until July 2009, the Company operated one counter for Luk Fook Jewelry and one counter for Emperor Jewelry, each of which is an independent jewelry Company located in the PRC.  In July 2009, the Company terminated its arrangement with Emperor and in July 2010 the Company terminated its arrangement with Luk Fook in order to focus the Company’s resources on sales of its primary products.

The Company mainly operates boutiques in department stores.  The Company has operational agreements with department stores in various cities as mentioned above with a major concentration in northwest China.  Major department stores include Shanxi Huayu, Jincheng Fengzhan, Taiyuan Baisheng, Taiyuan Wangfujing, Taiyuan Maoye, Datong Hualin, Shuozhou Meilian and etc.  Sales within departments store boutiques in China represent 79% and 80% of net sales for the years ended December 31, 2009 and 2008.  Sales transacted at these retail locations are recognized at the “point of sale”.  The department store operator (i) provides and maintains boutique facilities; (ii) assumes retail credit and certain other risks; (iii) acts for the Company in the sale of merchandise; and (iv) in certain limited circumstances, provides retail staff and bears the risk of inventory loss.  The Company (i) owns and manages the merchandise; (ii) establishes retail prices; and (iii) has merchandising, marketing and display responsibilities.  The Company pays the department stores a percentage fee based on sales generated in these locations.  Fees paid to department stores for services and use of facilities totaled $318,381 and $287,682 in the years ended December 31, 2009 and 2008 and are included in selling expenses.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Square C Commerce Company Ltd. and its wholly owned subsidiaries Massfit, Chongqing, Taiyuan BPCC, Shanxi Boye, Shanxi Zhongyao, Shanghai Zhongyao, Yangquan Daoming, Zhangzhi Kamei and Linfen Jimei.  Intercompany accounts and transactions have been eliminated upon consolidation.

ASC 810 requires a VIE entity, or Taiyuan BPCC, to be consolidated by a company if that company is subject to a majority of the risk of loss for the variable interest entity or is entitled to receive a majority of the variable interest entity’s residual returns. Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.  Management makes these estimates using the best information available at the time the estimates are made.  Actual results could differ from those estimates.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars (“US$” or “$”), while the functional currency of the Company is Renminbi (“RMB”), as determined based on the criteria of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 830 “Foreign Currency Matters”. The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses.  Capital accounts are translated at their historical exchange rates when the capital transactions occurred.  The resulting transaction adjustments are recorded as a component of other comprehensive income with in shareholders’ equity.  Gains and losses from foreign currency transactions are included in net income.

	2009	2008
Year ended RMB: US$ exchange rate	6.8372	6.8542
Average yearly RMB: US$ exchange rate	6.8409	6.9622

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Wholesale revenues are recognized upon delivery and acceptance of merchandise by the customers while retail revenues are recognized at the “point of sale”, which occurs when merchandise is taken in an “over-the-counter” transaction, provided that all of the following criteria are met:

●	Persuasive evidence of an arrangement exists,
●	Delivery has occurred or services have been rendered,
●	The seller’s price to the buyer is fixed or determinable, and
●	Collectability is reasonable assured.

Cost of Sales

Cost of sales includes cost of raw materials and processing fees.

Selling Expenses

Selling and marketing expenses include store operating expenses such as labor, rent, depreciation and utilities, advertising, travel and entertainment, amortization of cost for insurance expenses, amortization of cost for franchise fees, and business taxes.

General and Administrative (“G&A”) Expenses

General and administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, travel and entertainment, rent, legal and accounting, consulting fees, workers’ compensation insurance, and other office expenses.

Advertising Expense

Advertising expense is generally expensed when the advertisement is utilized.  The Company incurred $1,216,275 and $1,591,568 advertising expense for the years ended December 31, 2009 and 2008, respectively.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date.  A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

Value-Added Tax (“VAT”)

Enterprises or individuals, who sell commodities, engage in repair and maintenance or import or export goods in the PRC are subject to a value-added tax in accordance with the People’s Republic of China (“PRC”) laws.  The standard value-added tax rate is 17% of the gross sales price and the Company records its revenue net of VAT.  A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on the sales of the finished products.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.  Among other disclosures, items that are required to be recognized under current accounting standards as components of comprehensive income are required to be reported in a financial statement that is presented with the same prominence as other financial statements.  The Company’s comprehensive income includes net income and foreign currency translation adjustments.  Accumulated other comprehensive income consists of changes in unrealized gains and losses on foreign currency adjustments.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.  The Company maintains no bank account in the United States of America.  The Company maintains its bank accounts in China.  Balances at financial institutions or state-owned banks within the PRC are not covered by insurance.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

FASB ASC 820 (formerly Statement of Financial Accounting Standard (“SFAS”) No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market

These tiers include:

•	Level 1—defined as observable inputs such as quoted prices in active markets;

•	Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, other receivables, short-term bank loans, accounts payable, notes payable, other payables and accrued expenses and due to related parties, approximate their fair values because of the short maturity of these instruments.

Accounts Receivable

Accounts receivable are carried at net realizable value.  An allowance for doubtful accounts is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors.  Accounts are written off after exhaustive efforts at collection.  If accounts receivable are to be provided for, or written off, they would be recognized in the consolidated statement of operations within operating expense.  Balance of allowance of doubtful accounts was $729,769 and $716,144 at December 31, 2009 and 2008, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value, which is based on estimated selling prices less any further costs expected to be incurred for completion and disposal.  Specific identification method is used for diamond, gemstones and other precious metals product.  Weighted-average method is used for prime gold products.  At December 31, 2009 and 2008, the Company has no reserve for inventories.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advances to Suppliers

Prepayments for goods represent cash paid in advance to suppliers for purchases of raw materials or equipment.  The balance of advances to suppliers was $540,138 and $334,413 at December 31, 2009 and 2008, respectively.

Prepaid Expenses

Prepaid expenses mainly relate to the prepaid franchise expenses, rental expenses, management fees, property insurance and advertising cost to department stores, insurance companies and advertising companies.  The prepayment is expensed over the contract period.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets.

Depreciation is provided over their estimated useful lives, using the straight-line method.  Estimated useful lives are as follows:

Leasehold improvements	3~5 years
Furniture and office equipment	2~3 years
Machinery and equipment	2~3 years
Motor vehicles	5 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.  The cost of maintenance and repairs is charged to statement of operations as incurred, whereas significant renewals and betterments are capitalized.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing these assessments include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  Based on these assessments there was no impairment at December 31, 2009 and 2008.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Construction in Progress

Construction in progress represents direct costs of construction or acquisition, interest and design fees incurred. No interest was capitalized for the years ended December 31, 2009 and 2008.  Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed.  No depreciation is provided until it is completed and ready for intended use.  Construction in progress as of December 31, 2009 and 2008 was $230,463 and $78,017, respectively.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets).  The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations.  The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.  There were no impairments for the years ended December 31, 2009 and 2008.

Investments

The Company applies FASB ASC 323 “Investments - Equity Method and Joint Ventures” in accounting for its equity investments.  Under FASB ASC 323 equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise control.  The cost method is used for investments over which the Company does not have the ability to exercise significant influence or control.

For investments in an investee over which the Company does not have significant influence, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings.  The management regularly evaluates the impairment of the cost method investment based on performance and the financial position of the investee as well as other evidence of market value.  Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs.  An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.  The Company did not incur impairment losses relating to investment – cost method during the years ended December 31, 2008 and 2009.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related Party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship.  A related party may be any of the followings: a) affiliate, a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) principle owner, the owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; d) other parties that has ability to significant influence the management or operating policies of the entity.  This item is discussed in further detail in Note 9 – Related Party Transactions.

Economic and Political Risks

The Company’s operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe.  These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange.  The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements

In June 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, the FASB ASC and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162).  ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America.  The adoption of this standard has no impact on the Company’s consolidated financial statements.  However, reference to specific accounting standards have been changed to refer to appropriate section of the ASC.  Subsequent revisions to GAAP by the FASB will be incorporated into ASC through issuance of Accounting Standards Updates (“ASU”).

Effective January 1, 2009, the Company adopted ASC 805 (formerly SFAS No. 141 R, Business Combinations).  ASC 805 requires an acquirer to measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired.  The adoption of ASC 805 did not have any effect on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted ASC 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements).  This Statement establishes accounting and reporting standards that require the ownership interests in subsidiaries’ non-parent owners be clearly presented in the equity section of the balance sheet; requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; requires that when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value and the gain or loss on the deconsolidation of the subsidiary be measured using the fair value of any non-controlling equity; requires that entities provide disclosures that clearly identify the interests of the parent and the interests of the non-controlling owners.  The adoption of ASC 810-10 did not have a significant effect on the Company’s consolidated financial statements.

On April 1, 2009, the FASB approved ASC 805 (formerly FSP FAS 141R-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies), which amends Statement 141R and eliminates the distinction between contractual and non-contractual contingencies.  Under ASC 805, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in SFAS No. 5, Accounting for Contingencies and Interpretation 14, “Reasonable Estimation of the amount of a Loss – and interpretation of FASB Statement No. 5,” to determine whether the contingency should be recognized as of the acquisition date or after it.  The adoption of ASC 805 did not have a material effect on the Company’s consolidated financial statements.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC 320-10 (formerly FSP FAS 115-2 and FAS 124-2) amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.  It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. We are required to adopt ASC 320-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 320-10 does not require disclosures for periods presented for comparative purposes at initial adoption.  ASC 320-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 320-10 did not have a material effect on the Company’s consolidated financial statements.

On April 9, 2009, the FASB also approved ASC 825-10 (formerly FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ) to require disclosures about fair value of financial instruments in interim period financial statements of publicly traded companies and in summarized financial information required by APB Opinion No. 28, Interim Financial Reporting.  We are required to adopt ASC 825-10 for our interim and annual reporting periods ending after June 15, 2009.  ASC 825-10 does not require disclosures for periods presented for comparative purposes at initial adoption. ASC 825-10 requires comparative disclosures only for periods ending after initial adoption.  The adoption of ASC 825-10 did not have a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales.  It reaffirms what FASB ASC 820 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions.  Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.  This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”.  Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach).  FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability.  The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, (FASB ASC 855-10”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements.  The statement is effective for interim and annual periods ended after June 15, 2009.  The standard was subsequently amended by FASB ASU 2010-09 which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated.

In September 2009, the Emerging Issues Task Force reached final consensus on FASB ASU 2009-13, “Revenue Arrangements with Multiple Deliverables”.  FASB ASU 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting.  This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.  Early adoption is permitted.  The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued FASB ASU 2009-17, Consolidation (“FASB ASC 810): Improvements to Financial Reporting by Enterprises involved with Variable Interest Entities.  This ASU amends the FASB Accounting Standards Codification for statement No.167.  In June 2009, the FASB issued SFAS No.167, Amendments to FASB Interpretation No. 46(R), which requires an enterprise to perform an analysis and ongoing reassessments to determine whether the enterprises variable interest or interests give it a controlling financial interest in a variable interest entity and amends certain guidance for determining whether an entity is a variable interest entity. It also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprises involvement in a variable interest entity.  SFAS No.167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009 and for all interim reporting periods after that, with early application prohibited. The adoption of such standard did not have a material impact on the Company’s consolidated financial statements.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January 2010, the FASB issued Accounting Standards Update 2010-05 (ASU 2010-05), “Compensation – Stock Compensation (Topic 718)”.  This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation and is effective immediately. The provisions of ASU 2010-05 did not have a material effect on the Company’s consolidated financial statements and is effective immediately.

In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), “Fair Value Measurements and Disclosures (Topic 820)”: Improving Disclosures about Fair Value Measurements.  This amendment to Topic 820 has improved disclosures about fair value measurements on the basis of input received from the users of financial statements.  This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Early adoption is permitted.  The provisions of ASU 2010-06 did not have a material effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09), "Subsequent Events (Topic 855)."  The amendments remove the requirements for an SEC filer to disclose a date, in both issued and revised financial statements, through which subsequent events have been reviewed.  Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP.  ASU 2010-09 is effective for interim or annual financial periods ending after June 15, 2010.  The provisions of ASU 2010-09 did not have a material effect on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), "Consolidation (Topic 810)."  The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity's interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.  The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board ("IASB") for certain investment funds when compared with the conclusions reached under Statement 167.  The deferral is effective as of the beginning of a reporting entity's first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167.  Early application is not permitted.  The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the Company’s consolidated financial statements.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), "Derivative and Hedging (Topic 815)."  All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts.  ASU 2010-11 is effective at the beginning of the reporting entity's first fiscal quarter beginning after June 15, 2010.  The provisions of ASU 2010-11 did not have a material effect on the Company’s consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-13 (ASU 2010-13), "Compensation—Stock Compensation (Topic 718)." This Update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The provision of ASU 2010-13 are not expected to have a material effect on the Company’s consolidated financial statements.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 3 – CONCENTRATION

Concentration of major customers and suppliers

	Years ended December 31,
	2009	2008
Major customer with revenues of more than 10% of the Company’s sales
Sales to major customer	$15,103,755	$18,859,795
Percentage of sales	25.63%	31.56%
Number	1	1

Major suppliers with purchases of more than 10% of the Company's purchases
Purchases from major suppliers	$15,376,177	$18,705,319
Percentage of purchase	32.95%	34.12%
Number	2	2

Accounts receivable related to the Company’s major customer comprised 48.49% and 27.65% of all accounts receivable as of December 31, 2009 and 2008, respectively.

Accounts payable related to the Company’s major suppliers comprised 1.36% and 1.00% of all accounts payable as of December 31, 2009 and 2008, respectively.

NOTE 4 – ACCOUNTS RECEIVABLE

Accounts receivable is net of allowance for doubtful accounts.  Changes in the allowance for doubtful accounts are as follows:

	December 31,
	2009	2008
Beginning balance	$716,144	$-
Allowance for doubtful accounts	13,625	716,144
Ending balance	$729,769	$716,144

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 5 – NOTES RECEIVABLE

	December 31,
	2009	2008
Ma Jian
Principle	$353,946	$353,068
Interest receivable	133,704	93,262
	487,650	446,330
Yang Peng
Principle	15,801	15,761
Interest receivable	8,985	4,082
	24,786	19,843
Zheng Qihai
Principle	-	49,701
Interest receivable	-	10,746
	-	60,447
Yuncheng City Longda Industrial Trading Co., Ltd.
Principle	248,640	248,023
Interest receivable	77,725	53,113
	326,365	301,136
	$838,801	$827,756

In 2005, Ma Jian, a third party individual, entered into an agreement with the Company to borrow money on a short term period.  The note receivable is interest bearing with a 11.21% interest rate per annum, unsecured, due on demand and has no fixed repayment term.

In 2005, Yang Peng, a third party individual, entered into an agreement with the Company to borrow money on a short term period.  The note receivable is interest bearing with a 18% interest rate per annum, unsecured, due on demand and has no fixed repayment term.

In 2005, Zheng Haiqi, a third party individual, entered into an agreement with the Company to borrow money on a short term period.  The note receivable is interest bearing with a 18% interest rate per annum, unsecured and due on demand.  The balance with Zheng Haiqi was settled as of December 31, 2009.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 5 – NOTES RECEIVABLE (CONTINUED)

In 2006, Yuncheng City Longda Industrial Trading Co., Ltd., a third party company, entered into an agreement with the Company to borrow money on a short term.  The note receivable is interest bearing with a 9.71% interest rate per annum, unsecured, due on demand and has no fixed repayment term.

The notes receivable were provided to these third party individuals and companies to satisfy their working capital needs.  The above individuals and companies are not related to the Company.  Interest income, which is included in interest expenses, net in the statements of operations, was $74,227 and $75,096 for the years ended December 31, 2009 and 2008, respectively.

NOTE 6 – INVENTORIES

	December 31,
	2009	2008
Raw Materials	$824,654	$760,589
Finished Goods	29,123,853	24,822,425
Work-in-Process	1,560,030	404,216
	$31,508,537	$25,987,230

Finished goods pledged as collateral for bank loans was $6,852,307 and $135,776 at December 31, 2009 and 2008. See Note 10.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31,
	2009	2008
Leasehold Improvements	$5,508,937	$4,200,070
Furniture and Office Equipment	776,238	582,360
Machinery and Equipment	45,752	34,163
Motor Vehicles	500,976	499,734
	6,831,903	5,316,327
Less: Accumulated depreciation
Leasehold Improvements	(1,995,976)	(1,735,481)
Furniture and Office Equipment	(482,149)	(272,373)
Machinery and Equipment	(31,009)	(22,646)
Motor Vehicles	(208,706)	(110,748)
	(2,717,840)	(2,141,248)
Property, plant and equipment, net	$4,114,063	$3,175,079

Depreciation expense for the years ended December 31, 2009 and 2008 was $1,174,253 and $1,467,333, respectively.  As of December 31, 2009 and 2008, no property, plant and equipment was pledged as collateral for the Company’s debts.

The net book value of $151,794 and $749,369 of leasehold improvements was retired during the years ended December 31, 2009 and 2008, respectively.  No gain or loss was incurred from the assets retirement.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 8 – INVESTMENTS

	December 31,
	2009	2008
Investment – cost method:
Datong Tianfu Jewelry Co., Ltd.	$526,531	$525,225

Investment in unconsolidated subsidiary – equity method:
Shanxi Biaopu Pawn Store Co., Ltd	$1,755,105	$1,750,752

In 2006, the Company through its wholly-owned subsidiary Taiyuan BPCC purchased 20% of Datong Tianfu Jewelry Co., Ltd. (“Datong Tianfu”) in consideration of RMB 1,600,000 (approximately $204,669).  In 2008, the Company increased its investment in Datong Tianfu in consideration of RMB 2,000,000 (approximately $291,792), which brings to the total amount of investment to RMB 3,600,000 (approximately $525,225), while the percentage of ownership remains 20% as Datong Tianfu increased its registered capital from RMB 8,000,000 to RMB 18,000,000 in 2008.  As of December 31, 2009 and 2008, although the Company has 20% in the investment, the Company has no representation on Datong Tianfu’s board of directors and therefore, does not exercise significant influence over the investee’s operation.  The Company accounts for the investment under the cost method. Investment income is recognized by the Company when the investee declares a dividend.  The Company did not receive dividend income from Datong Tianfu for the years ended December 31, 2009 and 2008.

In 2007, the Company through its wholly-owned subsidiaries Taiyuan BPCC and Shanxi Zhongyao purchased 80% equity interest of Shanxi Biaopu Pawn Store Co., Ltd. (“Shanxi Biaopu”) in consideration of RMB 12,000,000 (approximately $1,640,667).  Shanxi Biaopu has not started operation as of December 31, 2009 and therefore, the Company decided not to include Shanxi Biaopu in the consolidated financial statements at December 31, 2009 and 2008.  The Company accounted for its investment in Shanxi Biaopu using the equity method.

NOTE 9 – RELATED PARTY TRANSACTIONS

(I)	Due to Shareholder:

	December 31,
	2009	2008
Due to shareholder	$5,387,303	$8,162,935

Mr. Chen Quanxiang is the chief executive officer and controlling interest shareholder of the Company.  From time to time, Mr. Chen paid on behalf of the Company for business purposes.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 9 – RELATED PARTY TRANSACTIONS (CONTINUED)

(II)	Due from Employees

	December 31,
	2009	2008
Due from employees	$566,598	$547,991

Due from employees are interest-free, unsecured and have no fixed repayment term.  The amounts of due from employees primarily represent the net amount of advances to sales personnel from the Company for business and travelling related expenses.

(III)	Due from / to Related Parties

Due from related parties consists of the followings:

	December 31,
	2009	2008
Guo Mao	$675,143	$1,023,528
Shanxi Biaopu	57,902	394,241
Datong Tianfu	(44,712)	150,901
	$688,333	$1,568,670

Guo Mao is a jewelry store owned by Mr. Chen Quanxiang’s wife, Ms. Yu Man.  The balances of due from Guo Mao primarily represent the receivable arising from jewelry sales of the Company.  The Company made sales with Guo Mao for the amount of $143,572 and $1,478,522 for the years ended December 31, 2009 and 2008.

Datong Tian is a jewelry store that the Company owns 20% of its equity interest at cost.  The balances of due from / to Datong Tianfu primarily represent the receivables arising from jewelry sales of the Company or advances from Datong Tianfu to purchase jewelry.  The Company made sales with Datong Tianfu for the amount of $2,574,898 and $1,673,092 for the years ended December 31, 2009 and 2008.

Shanxi Biaopu is a pawn store that the Company owns 80% of its equity interest.  The balances of due from Shanxi Biaopu primarily represent advances to Shanxi Biaopu to meet the cash needs for maintaining Shanxi Biaopu’s business license and paying various administrative expenses to the local government.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 10 – SHORT-TERM BANK LOANS

Short-term bank loans are summarized as follows:

		Interest per	December 31,
	Bank Name	Annum	2009	2008
Due November 18, 2010, guaranteed by Shanxi Small Business Underwriting Co., Ltd., a third party company, and collateralized by the Company’s inventory	Shanxi Trust Co; Ltd.	6.9030%	$1,755,104	$-

Due August 25, 2010, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye, subsidiaries of the Company, and the shareholders of the Company	Industrial Bank, Taiyuan Branch	6.9030%	438,776	-

Due August 23, 2010, subsequently repaid on due date, guaranteed by Taiyuan Small Business Underwriting Co., Ltd., a third party company and collateralized by the Company’s inventory, further guaranteed by Taiyuan BPCC, Shanxi Boye, subsidiaries of the Company, and a shareholder of the Company	Taiyuan Commercial Bank Wucheng Branch	7.9650%	511,905	-

Due August 15, 2010, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye, subsidiaries of the Company, and the shareholders of the Company	Industrial Bank Taiyuan Branch	6.9030%	585,035	-

Due August 10, 2010, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye, subsidiaries of the Company, and the shareholders of the Company	Industrial Bank Taiyuan Branch	6.9030%	438,776	-

Due July 17, 2010, subsequently repaid on due date, guaranteed by Taiyuan Small Business Underwriting Co., Ltd. and collateralized by the Company’s inventory, further guaranteed by Taiyuan BPCC, Shanxi Boye, subsidiaries of the Company, and a shareholder of the Company	China Everbright Bank Xinjian Branch	10.5000%	365,647	-

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 10 – SHORT-TERM BANK LOANS (CONTINUED)

		Interest per	December 31,
	Bank Name	Annum	2009	2008
Due April 23, 2010, subsequently repaid on due date, guaranteed by Shanxi Small Business Underwriting Co., Ltd., a third party company and collateralized by the Company’s inventory	Shanxi Trust Co., Ltd.	6.9030%	$1,170,070	$-

Due April 7, 2010, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, a subsidiary of the Company	Taiyuan Rural Cooperative Credit Union	6.9030%	1,462,587	-

Due January 14, 2010, subsequently repaid on due date, guaranteed by Shanxi Changtong Science and Trading Group Co., Ltd., a third party company	Industrial Bank Taiyuan Branch	6.9030%	1,462,587	-

Due August 14, 2009, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye, subsidiaries of the Company, and the shareholders of the Company	Industrial Bank Taiyuan Branch	9.7110%	-	$437,688

Due July 17, 2009, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye, subsidiaries of the Company, and the shareholders of the Company	Industrial Bank Taiyuan Branch	9.7110%	-	437,688

Due July 13, 2009, subsequently repaid on due date, guaranteed by Taiyuan Small Business Underwriting Co., Ltd., a third party company, and collateralized by the Company’s inventory, further guaranteed by Taiyuan BPCC, Shanxi Boye, subsidiaries of the Company, and a shareholder of the Company	Taiyuan Commercial Bank Wucheng Branch	11.2050%	-	577,748

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 10 – SHORT-TERM BANK LOANS (CONTINUED)

		Interest per	December 31,
	Bank Name	Annum	2009	2008
Due July 3, 2009, subsequently repaid on due date, guaranteed by Shanxi Zhongyao, Shanxi Boye , subsidiaries of the Company, and the shareholders of the Company	Industrial Bank Taiyuan Branch	9.7110%	$-	$583,584

Due March 5, 2009, subsequently repaid on due date, guaranteed by Shanxi Changtong Science and Trading Group Co., Ltd., a third party company	Industrial Bank Taiyuan Branch	12.3696%	-	1,458,959

Due January 7, 2009, subsequently repaid on due date, guaranteed by Taiyuan Small Business Underwriting Co., Ltd., a third party company, further guaranteed by Taiyuan BPCC, Shanxi Boye, subsidiaries of the Company, and a shareholder of the Company	China Everbright Bank Xinjian Branch	10.8000%	-	437,688
			$8,190,487	$3,933,355

Short-term bank loans are obtained from local banks in China.  All the short-term bank loans are repayable within one year.  The weighted average annual interest rate of the short-term bank loans was 8.43% and 12.23% as of December 31, 2009 and 2008, respectively.  Interest expense was $511,361 and $470,855 for the years ended December 31, 2009 and 2008, respectively.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 11 – NOTES PAYABLES

Notes payable consists of the followings:

	Interest per	December 31,
	Annum	2009	2008
Shenzhen Jinbaitai Jewelry Co., Ltd.	24.00%	$155,339	$-
Shenzhen Yuehao Jewelry Co., Ltd.	21.60%	488,315	-
Shenzhen Jinlong Jewelry Co., Ltd.	14.40%	2,743	-
Shenzhen Yidalong Jewelry Co.,Ltd.	18.00%	108,458	-
Shenzhen Jinbaitai Jewelry Co., Ltd.	24.00%	-	247
Shenzhen Yuehao Jewelry Co., Ltd.	21.60%	-	213,959
Shenzhen Tongxin Jewelry Co., Ltd.	21.60%	-	2,947
Shenzhen Jinlong Jewelry Co., Ltd.	14.40%	-	4,013
Huang Wenjing	21.60%	-	542,577
Shenzhen Yidalong Jewelry Co.,Ltd.	18.00%	-	31,607
		$754,855	$795,350

The notes payable were issued to the above third parties, companies and individual, for purchasing merchandise.  These notes bear interest varying from 14.40% to 24.00% per annum.  Interest expense was $104,164 and $290,464 for the years ended December 31, 2009 and 2008, respectively.  These notes are unsecured, due on demand and have no fixed repayment term.

NOTE 12 – OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of the following:

	December 31,
	2009	2008

Advance from customers	$20,006	$265,499
Accrued payroll and bonuses	406,131	504,578
Accrued store operating expenses	68,659	100,474
Accrued advertising expense	82,469	139,871
Accrued rental expense	13,324	125,852
Accrued interest expense	32,717	-
Other accrued expenses	83,149	3,632
Other payables	4,153	37,473
	$710,608	$1,177,379

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 12 – INCOME TAX

Square C Commerce Company Ltd. (“Square C”) is incorporated and registered in British Virgin Islands and is exempt from income tax.

Massfit (HK) Corporation Limited (“Massfit”) is incorporated and registered in Hong Kong and is free of income tax as long as they do not operate in Hong Kong under the local tax law.  Since Massfit does not have operations for the years ended December 31, 2009 and 2008, they did not have any income tax expense for the years ended December 31, 2009 and 2008.

On March 16, 2007, the National People’s Congress of China approved the new Corporate Income Tax Law of the People’s Republic of China (the “New CIT Law”), which is effective from January 1, 2008.  Prior to January 1, 2008, the CIT rate applicable to our subsidiaries in the PRC is 33%.  After January 1, 2008, under the New CIT Law, the corporate income tax rate applicable to our Chinese subsidiaries is 25%.

In accordance with the New CIT Law, enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC territory are considered PRC resident enterprises and subject to the PRC income tax at the rate of 25% on worldwide income.  The definition of “place of effective management" refers to an establishment that exercises, in substance, overall management and control over the production and business process, personnel, accounting and properties of an enterprise.  As of December 31, 2009, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2009, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear.  If the Company’s non-PRC incorporated entities are deemed PRC tax residents, such entities would be subject to PRC tax under the New CIT Law.  The Company has analyzed the applicability of this law, as of December 31, 2009, and the Company has not accrued for PRC tax on such basis.  The Company will continue to monitor changes in the interpretation or guidance of this law.  Income taxes payable was $3,625,946 and $1,472,015 at December 31, 2009 and 2008, respectively.

The New CIT Law also imposes a 10% withholding income tax, subject to reduction based on tax treaty where applicable, for dividends distributed by a foreign invested enterprise to its immediate holding company outside China.  Such dividends were exempted from PRC tax under the previous income tax law and regulations.  The foreign invested enterprise is subject to the withholding tax starting from January 1, 2008.  There were no such dividends distributed in the year ended December 31, 2009 or 2008.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 12 – INCOME TAX (CONTINUED)

Income tax expenses consist of the following:

	Years Ended December 31,
	2009	2008

Current	$2,170,785	$1,179,861
Deferred	-	-
Total	$2,170,785	$1,179,861

Reconciliation from the expected income tax expenses calculated with reference to the statutory tax rate in the PRC of 25% for 2009 and 2008 is as follows:

	Years Ended December 31,
	2009	2008

Computed “expected” income taxes	$2,099,368	$1,098,096
Permanent differences:
Non-deductible entertainment fees	6,232	14,867
Non-deductible interest expense	28,329	52,142
Other non-deductible expenses	36,856	14,756
	$2,170,785	$1,179,861

The Company uses FASB ASC 740 (formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”)). – AN INTERPRETATION OF FASB STATEMENT NO. 109, ACCOUNTING FOR INCOME TAXES.  The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.  FASB ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  At December 31, 2009 and 2008, the Company did not have a liability for unrecognized tax benefits.

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 13 – DIVIDEND DISTRIBUTION

On February 4, 2008 and April 24, 2008, the Company through its wholly-owned subsidiary, Shanxi Zhongyao, paid $94,891 (RMB 660,643) and $143,633 (RMB 1,000,000) cash dividends to the Company’s shareholders.  On July 22, 2009, the Company through its wholly-owned subsidiary, Shanxi Zhongyao, paid $29,236 (RMB 200,000) cash dividends to the Company’s shareholders.

NOTE 14 – COMMITMENTS

Operating Lease

The Company rents certain retail and office spaces under operating leases that generally range from 3 to 10 years and may contain minimum rent escalations.  The Company recognizes the minimum rent payments on a straight-line basis over the term of the lease.  Rental expense, which is included in both selling and general and administrative expenses, was $912,275 and $761,941 for the years ended December 31, 2009 and 2008, respectively.  A summary of the future minimum annual rental commitments under the operating leases is as follows:

Year ending December 31,	Annual Minimum Rental Payment
2010	$1,082,138
2011	891,155
2012	970,448
2013	683,325
2014	741,834
Thereafter	4,153,222
Total minimum payment	$8,522,122

CC JEWELRY CO., LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE 15 – GEOGRAPHICAL SALES AND SEGMENT

Information for the Company’s gross sales by geographical area for the years ended December 31, 2009 and 2008 are as follows:

	Years ended December 31,
	2009	2008
Northwest China	$54,467,196	$56,952,182
Southwest China	2,241,955	909,898
Central China	622,391	727,820
Eastern China	485,386	20,261
Northeast China	534,851	774,389
Northern China	568,640	383,220
	$58,920,419	$59,767,770

The Company operates one business segment for the years ended December 31, 2009 and 2008.  All of the Company’s sales are generated in the PRC and substantially all the Company’s assets are located in PRC.

NOTE 16 – SUBSEQUENT EVENTS

We have evaluated all events or transactions that occurred after December 31, 2009 up through the date we issued the consolidated financial statements.